Exhibit 99.5

DOMINION DIAMOND CORPORATION

ANNUAL INFORMATION FORM

APRIL 17, 2014

www.ddcorp.ca

DOMINION DIAMOND CORPORATION

TABLE OF CONTENTS

CORPORATE STRUCTURE	2

NAME, ADDRESS AND INCORPORATION	2
INTERCORPORATE RELATIONSHIPS	3

GENERAL DEVELOPMENT OF THE BUSINESS	3

THREE YEAR HISTORY	4
CREDIT FACILITIES	6

DESCRIPTION OF THE BUSINESS	6

GENERAL	6
Principal Markets and Distribution	7
Competitive Conditions	7
Employees	7
Specialized Skills and Knowledge	7
Environmental Protection	8
MINERAL PROPERTIES	8
The Ekati Diamond Mine	8
Property Location, Access and Infrastructure	8
History	9
Mineral Tenure and Royalties	10
Permits and Agreements	11
Geology and Mineralization	12
Drilling and Sampling	12
Production	13
Mineral Reserve and Mineral Resources Estimates	13
Mining Methods	17
The Diavik Diamond Mine	18
Property Location, Access and Infrastructure	18
History	19
Geology	20
Exploration	21
Mineralization	21
Mining Operations	22
Drilling and Sampling	23
Production	23
Mineral Resources and Mineral Reserve Estimates	24
Other Relevant Data and Information	26
OTHER PROPERTY	28
SOCIAL AND ENVIRONMENTAL POLICIES	29
Social and Environmental Licenses and Policies at the Ekati Diamond Mine	29
Aboriginal Issues and Local Resources at the Diavik Diamond Mine	30
Environmental Requirements for the Diavik Diamond Mine	31
RISKS AND UNCERTAINTIES	32

DIVIDENDS	36

DESCRIPTION OF CAPITAL STRUCTURE	36

MARKET FOR SECURITIES	37

DIRECTORS AND OFFICERS	37

AUDIT COMMITTEE	43

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LEGAL PROCEEDINGS	44

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	44

TRANSFER AGENT AND REGISTRAR	44

INTERESTS OF EXPERTS	44

MATERIAL CONTRACTS	45

EXPERTS	45

ADDITIONAL INFORMATION	45

APPENDIX 1: AUDIT COMMITTEE CHARTER	A1-1

APPENDIX 2: GLOSSARY OF TERMS USED FREQUENTLY IN THIS DOCUMENT	A2-1

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Currency
Unless otherwise specified, all dollar references are to United States dollars. On April 17, 2014, one Canadian dollar was worth approximately $0.9093 in US currency, based on the noon exchange rate of the Bank of Canada.

Caution Regarding Forward-Looking Information
Certain information included in this Annual Information Form constitutes forward-looking information within the meaning of Canadian and United States securities laws. Forward-looking information can generally be identified by the use of terms such as “may”, “will”, “should”, “could”, “expect”, “plan”, “anticipate”, “foresee”, “appears”, “believe”, “intend”, “estimate”, “predict”, “potential”, “continue”, “objective”, “modeled”, “hope”, “forecast” or other similar expressions concerning matters that are not historical facts. Forward-looking information relates to management’s future outlook and anticipated events or results, and can include statements or information regarding plans, timelines and targets for mining, development, production and exploration activities at the Company’s mineral properties, projected capital expenditure requirements, liquidity and working capital requirements, estimated reserves and resources at, and production from, the Ekati Diamond Mine and Diavik Diamond Mine, and expectations concerning the diamond industry, and expected cost of sales and cash operating costs. Forward-looking information included in this Annual Information Form includes the current production forecast for the Ekati Diamond Mine and the Diavik Diamond Mine, estimated reserves and resources at the Ekati Diamond Mine and the Diavik Diamond Mine, and plans, timelines and targets for mining, development, permitting, production and exploration activities at the Company’s mineral properties.

Forward-looking information is based on certain factors and assumptions described below and elsewhere in this Annual Information Form, among other things, the current mine plans for each of the Ekati Diamond Mine and the Diavik Diamond Mine; mining, production, construction and exploration activities at the Company’s mineral properties; currency exchange rates; and world and US economic conditions. While the Company considers these assumptions to be reasonable based on the information currently available to it, they may prove to be incorrect. Forward-looking information is subject to certain factors, including risks and uncertainties, which could cause actual results to differ materially from what the Company currently expects. These factors include, among other things, the uncertain nature of mining activities, including risks associated with underground construction and mining operations, risks associated with joint venture operations, including risks associated with the inability to control the timing and scope of future capital expenditures, the risk that the operator of the Diavik Diamond Mine may make changes to the mine plan and other risks arising because of the nature of joint venture activities, risks associated with the remote location of and harsh climate at the Company’s mineral property sites, risks resulting from the Eurozone financial crisis, risks associated with regulatory requirements, the risk of fluctuations in diamond prices and changes in US and world economic conditions, the risk of fluctuations in the Canadian/US dollar exchange rate and cash flow and liquidity risks. Please see page 32 of this Annual Information Form for a discussion of these and other risks and uncertainties involved in the Company’s operations. Actual results may vary from the forward-looking information.

Readers are cautioned not to place undue importance on forward-looking information, which speaks only as of the date of this Annual Information Form, and should not rely upon this information as of any other date. Due to assumptions, risks and uncertainties, including the assumptions, risks and uncertainties identified above and elsewhere in this Annual Information Form, actual events may differ materially from current expectations. The Company uses forward-looking statements because it believes such statements provide useful information with respect to the currently expected future operations and financial performance of the Company, and cautions readers that the information may not be appropriate for other purposes. While the Company may elect to, it is under no obligation and does not undertake to update or revise any forward-looking information, whether as a result of new information, future events or otherwise at any particular time, except as required by law.

United States investors should read the “Cautionary Note to United States Investors Concerning Disclosure of Mineral Reserves and Resources” found on pages 16 and 26.

CORPORATE STRUCTURE

Name, Address and Incorporation

Dominion Diamond Corporation was originally formed on April 19, 1994, under the Company Act (British Columbia) and the name Aber Diamond Corporation. On July 12, 2002, the Company was continued under the Canada Business Corporations Act. On November 9, 2007, the Company changed its name to Harry Winston Diamond Corporation. On March 26, 2013, in connection with the divestiture of the Company’s luxury brand diamond jewelry and time piece division, Harry Winston, Inc., the Company changed its name by amalgamating with its wholly owned subsidiary, Dominion Diamond Corporation, pursuant to a vertical-short form amalgamation under Section 184 of the Canada Business Corporations Act. In this Annual Information Form, unless the context otherwise dictates, a reference to the "Company" refers to Dominion Diamond Corporation and, where appropriate, its predecessor corporations and its subsidiaries.

The principal offices of the Company are located at P.O. Box 4569, Station A, Toronto, Ontario, Canada, M5W 4T9 and 1102-4920-52nd Street, Yellowknife, Northwest Territories, Canada, X1A 3T1, and the registered office of the Company is located at 1090 Don Mills Road, Suite 506, Toronto, Ontario, M3C 3R6.

Intercorporate Relationships

As at April 17, 2014, Dominion Diamond Corporation’s corporate structure was as follows:

GENERAL DEVELOPMENT OF THE BUSINESS

Dominion Diamond Corporation is focused on the mining and marketing of rough diamonds to the global market. The Company supplies rough diamonds to the global market from its operation of the Ekati Diamond Mine (in which it owns a controlling interest) and its 40% ownership interest in the Diavik Diamond Mine. Both mineral properties are located at Lac de Gras in Canada’s Northwest Territories.

The Company acquired its interest in the Ekati Diamond Mine on April 10, 2013 (the “Ekati Diamond Mine Acquisition”). The Ekati Diamond Mine consists of the Core Zone (in which the Company has an 80% interest), which includes the current operating mine and other permitted kimberlite pipes, as well as the Buffer Zone (in which the Company has a 58.8% interest), an adjacent area hosting kimberlite pipes having both development and exploration potential, such as the Jay and Cardinal kimberlite pipes and the Lynx kimberlite pipe. The Company controls and consolidates the Ekati Diamond Mine and minority shareholders are presented as non-controlling interests on the consolidated financial statements.

The Company has an ownership interest in the Diavik group of mineral claims. The Diavik Joint Venture (the “Diavik Joint Venture”) is an unincorporated joint arrangement between Diavik Diamond Mines (2012) Inc. (“DDMI”) (60%) and Dominion Diamond Diavik Limited Partnership (“DDDLP”) (40%) where DDDLP holds an undivided 40% ownership interest in the assets, liabilities and expenses of the Diavik Diamond Mine. DDMI is the operator of the Diavik Diamond Mine. Both DDMI and DDDLP are headquartered in Yellowknife, Canada. DDMI is a wholly owned subsidiary of Rio Tinto plc (“Rio Tinto”) of London, England. The Company receives 40% of the diamond production from the Diavik Diamond Mine.

The Company markets a substantial part of its share of diamonds to the global market through its rough diamond marketing arms in Antwerp, Belgium; and Mumbai, India.

Three Year History

In calendar 2011, production at the Diavik Diamond Mine was approximately 6.7 million carats (on a 100% basis), consisting of approximately 5.4 million carats produced from 1.80 million tonnes of ore from the A-418 kimberlite pipe, approximately 0.7 million carats produced from 0.36 million tonnes of ore from the A-154 North kimberlite pipe, and approximately 0.4 million carats produced from 0.10 million tonnes of ore from the A-154 South kimberlite pipe. Also included in production for the calendar years was an estimated 0.2 million carats from coarse ore rejects (“COR”). These COR are not included in the Company’s reserves and resources and are therefore incremental to production.

In calendar 2011, DDDLP’s 40% share of the capital expenditures at the Diavik Diamond Mine was approximately $42.6 million.

In calendar 2012, production at the Diavik Diamond Mine was approximately 7.2 million carats (on a 100% basis), consisting of approximately 4.3 million carats produced from 1.2 million tonnes of ore from the A-418 kimberlite pipe, 1.9 million carats produced from 0.4 million tonnes of ore from the A-154 South kimberlite pipe, and 0.9 million carats produced from 0.5 million tonnes of ore from the A-154 North kimberlite pipe. Also included in production for the 2012 calendar year was an estimated 0.1 million carats from COR.

In calendar 2012, DDDLP’s 40% share of the capital expenditures at the Diavik Diamond Mine was approximately $51.6 million.

On November 13, 2012, the Company entered into share purchase agreements with BHP Billiton Canada Inc., and various affiliates to purchase all of BHP Billiton’s diamond assets, including its controlling interest in the Ekati Diamond Mine. The transaction was completed on April 10, 2013. The aggregate purchase price was $500 million plus purchase price adjustments of $53 million for a total amount paid of $553 million. The Company has filed a Form 51-102F4 Business Acquisition Report with respect to the Ekati Diamond Mine Acquisition, which is available under the Company’s profile at www.sedar.com.

On January 11, 2013, the Company entered into an agreement to sell all of the shares of HW Holdings, Inc., which owned all of the shares of Harry Winston, Inc., to The Swatch Group Ltd. for an aggregate purchase price of $750.0 million, as well as the assumption by The Swatch Group Ltd. of existing indebtedness of Harry Winston, Inc. The sale transaction was completed on March 26, 2013. In connection with the completion of the sale transaction, the Company changed its name to Dominion Diamond Corporation.

In calendar 2013, production at the Diavik Diamond Mine was approximately 7.2 million carats (on a 100% basis), consisting of approximately 2.9 million carats produced from 0.8 million tonnes of ore from the A-418 kimberlite pipe, 2.4 million carats produced from 0.6 million tonnes of ore from the A-154 South kimberlite pipe, and 1.5 million carats produced from 0.7 million tonnes of ore from the A-154 North kimberlite pipe. Also included in production for the 2013 calendar year was an estimated 0.4 million carats from COR.

In calendar 2013, DDDLP’s 40% share of the capital expenditures at the Diavik Diamond Mine were approximately $26.6 million.

During the period from April 10, 2013 to January 31, 2014, the Company (on a 100% basis) mined a total of 4.6 million tonnes from the Ekati Diamond Mine from reserves with approximately 3.8 million tonnes from the Fox pipe, approximately 0.2 million tonnes sourced from Koala Phase 5, approximately 0.2 million tonnes from Koala Phase 6 & 7, and slightly under 0.3 million tonnes from Koala North. During this period, production (on 100% basis) was 1.2 million carats from the processing of 3.0 million tonnes of ore from the reserves. The Ekati Diamond Mine also produced 0.40 million carats from the processing of 0.36 million tonnes of COR and diamond bearing kimberlite excavated from the Misery South and Southwest pipes, this material was excavated during the pre-stripping of the Misery South and Southwest kimberlite pipes, and from the Koala North underground (inferred resource only).

During the period from April 10, 2013 to January 31, 2014, capital expenditures at the Ekati Diamond Mine (on a 100% basis) were approximately $95.6 million.

In September 2013, the Company filed an application with the Wek’eezhii Land and Water Board (“WLWB”) requesting a land use permit and water license to enable mining of the Lynx pipe. In October 2013, the Company filed a separate application with the WLWB requesting a new land use permit and a Class A Water Licence for an extension of the Ekati Diamond Mine to include the Jay-Cardinal pipes. In November 2013, the WLWB referred the Company’s Detailed Project Report on the Jay-Cardinal pipes to the Mackenzie Valley Review Board (“MVRB”) for an environmental assessment and also issued a Preliminary Screening Decision Report on the Lynx pipe which determined that the Lynx pipe expansion could proceed with the regulatory process. The Company expects the process to amend the existing Water Licence to incorporate the Lynx pipe to be complete by the third quarter of calendar 2014. In February 2014, the MVRB issued the final Terms of Reference and interim draft work plan for the environmental assessment of the Jay-Cardinal pipes. The Company expects to submit its Developer’s Assessment Report for the Jay-Cardinal pipes in the second quarter of 2014.

On June 25, 2013, the Government of Canada, the Government of the Northwest Territories and five regional Aboriginal governments signed the Northwest Territories Lands and Resources Devolution Agreement (the “Devolution Agreement”). Under the Devolution Agreement, responsibility for the administration and management of public lands, water, mineral and other natural resources in the Northwest Territories transferred from the Government of Canada to the Government of Northwest Territories (“Devolution”) effective as of April 1, 2014. To implement the Devolution Agreement, various pieces of federal legislation and regulations were mirrored or copied by the Government of the Northwest Territories and enacted as territorial legislation effective as of April 1, 2014. The Company expects the administration of public lands and mineral rights in the Northwest Territories will remain unaffected during the transition phase of the Devolution process and the existing rights of current land or lease owners in the Northwest Territories will continue to be respected.

Credit Facilities

On June 24, 2010, the Company completed a mining segment senior secured revolving credit facility with Standard Chartered Bank for $100.0 million, which was amended on August 31, 2010. On February 28, 2011, the Company increased the facility by $25 million to $125.0 million. On May 31, 2013, the Company repaid its senior secured revolving credit facility with Standard Chartered Bank and cancelled this facility.

The Company has available $45.0 million (utilization in either US dollars or Euros) for inventory and receivables funding in connection with marketing activities through its Belgian subsidiary, Dominion Diamond International N.V. (formerly Harry Winston Diamond International N.V.), and its Indian subsidiary, Dominion Diamond (India) Private Limited (formerly Harry Winston Diamond (India) Private Limited). Borrowings under the Belgium facility bear interest at the bank’s base rate plus 1.5%, and under the Indian facility bear interest at 13.5% . At January 31, 2014, $nil million was drawn under the Company’s revolving financing facility relating to Dominion Diamond (India) Private Limited and $nil was drawn by Dominion Diamond International N.V. The Belgium facility has an annual commitment fee of 0.75% per annum. These facilities are guaranteed by the Company.

In connection with the Ekati Diamond Mine Acquisition, the Company arranged new credit facilities consisting of a $400 million term loan, a $100 million revolving credit facility and a $140 million letter of credit facility (expandable to $265 million in aggregate). The Company ultimately determined to fund the Ekati Diamond Mine Acquisition by way of cash on hand and did not draw on these new facilities. These credit facilities were cancelled during the second quarter of fiscal 2014.

DESCRIPTION OF THE BUSINESS

General

The Company is focused on the mining and marketing of rough diamonds to the global market.

The Company’s participation in the mining sector of the diamond industry is through its ownership interest in the Ekati Diamond Mine and the Diavik group of mineral claims.

The Ekati Diamond Mine property consists of the Core Zone, which includes the current operating mine and other permitted kimberlite pipes, as well as the Buffer Zone, an adjacent area hosting kimberlite pipes having both development and exploration potential. The Company has an 80% interest in the Core Zone and a 58.8% interest in the Buffer Zone, with the remaining interests held by other joint venture parties. The Company’s indirect wholly-owned subsidiary, Dominion Diamond Ekati Corporation, is the operator of the Ekati Diamond Mine.

The Diavik Joint Venture is an unincorporated joint arrangement between Diavik Diamond Mines (2012) Inc. (60%) and Dominion Diamond Diavik Limited Partnership (formerly Harry Winston Diamond Limited Partnership) (40%) where DDDLP holds an undivided 40% ownership interest in the assets, liabilities and expenses of the Diavik Diamond Mine. DDMI is the operator of the Diavik Diamond Mine. DDMI and DDDLP are headquartered in Yellowknife, Canada. DDMI is a wholly owned subsidiary of Rio Tinto of London, England.

Principal Markets and Distribution
The Company markets the full production from the Ekati Diamond Mine and its share of production from the Diavik Diamond Mine by sorting and valuing diamonds that are then sold to the international diamond market through wholly owned subsidiaries operating in Antwerp, Belgium and Mumbai, India. The Company’s rough diamond clients are based in the major diamond cutting and polishing centres of India and Israel as well as specific customers in the United States and Belgium. The Company continues to investigate additional avenues for selling directly into these major diamond cutting and polishing centres.

Competitive Conditions
After an exuberant start to fiscal 2014 the rough diamond market slowed in the second quarter as in India tight liquidity and problems with a weakening Indian rupee dampened market sentiment amongst diamond manufacturers. The diamond market was also impacted by a decrease in retail activity in China, which had propelled the diamond market in 2012, as political reforms slowed luxury spending.

The market regained its composure in the fourth quarter of fiscal 2014 as more positive demand was evident in the lead up to the traditionally busy year-end holiday season in the US and the Lunar New Year in China. The mood in the Indian retail market improved as the Indian rupee steadied but it was still a frustrating season there as other local economic issues, and a substantial increase in the import duty on gold, dampened demand for jewelry.

The tightening of liquidity by the banks caused many manufacturers to take a more pragmatic approach to their business; particularly to their rough and polished stock levels. Whilst this was a painful exercise for the rough diamond market, it has put these businesses in far better shape by the end of the fourth quarter. This assurance has allowed manufacturers to replenish diamond stocks with confidence driving a positive start to fiscal 2015.

Employees
As at January 31, 2014, the Company employed/contracted 1641 employees. This number is comprised of: (a) 461 unionized employees, (b) 458 non-unionized employees, and (c) 722 contractors. Management considers the relationship between the Company and its employees to be excellent.

Persons employed at the Diavik Diamond Mine are employees of DDMI, the operator of the Diavik Diamond Mine, and not the Company.

Specialized Skills and Knowledge
The Company’s success at operating the Ekati Diamond Mine and marketing diamonds is dependent on the services of key executives and skilled employees, which include mining engineers and skilled miners required to mine and process diamonds from the Ekati Diamond Mine, and the continuance of key relationships with certain third parties, such as diamantaires for the marketing of rough diamonds. The Company competes for these skilled employees with other diamond mines in the Northwest Territories and elsewhere in Canada.

DDMI, as operator of the Diavik Diamond Mine, is responsible for ensuring that it has the mining engineers and skilled miners required to mine the diamonds and process the diamond production from the Diavik Diamond Mine. DDMI competes for these skilled employees with other diamond mines in the Northwest Territories and elsewhere in Canada. The Company is not responsible for the hiring or retention of these skilled employees.

Environmental Protection
Environmental risks related to the mining of diamonds at the Ekati Diamond Mine are less than for many other types of mining because of the natural characteristics of the host rocks (primarily inert granite), and because there are no environmentally harmful processing chemicals used in the process of diamond separation. Nonetheless, there are some environmental risks and these are monitored by a number of well-established programs currently in place at the operating mine, including the ongoing assessments of water quality, fish habitats, seepage, wildlife , re-vegetation, air quality, and geotechnical stability. Compliance with environmental requirements and agreements is reported publicly on an annual basis through various governmental agencies. As described in more detail in the “Social and Environmental Policies” section below, Ekati has an Environmental Agreement in place with the applicable authorities and provides financial security to governmental agencies for the closure and reclamation of the Ekati operations.

The Company is not the operator of the Diavik Diamond Mine and is only responsible for the sorting and marketing of its share of production from the Diavik Diamond Mine. The sorting and marketing of diamonds has environmental risks similar to those found in a general office environment.

Mineral Properties

The Ekati Diamond Mine
The Ekati Diamond Mine property consists of the Core Zone, which includes the current operating mine and other permitted kimberlite pipes, as well as the Buffer Zone, an adjacent area hosting kimberlite pipes having both development and exploration potential. The Company has an 80% interest in the Core Zone, with the remaining interests held 10% each by Dr. Charles Fipke and Dr. Stewart Blusson. The Core Zone encompasses 176 mining leases, totaling 173,024 ha, and hosts 111 known kimberlite occurrences including the Koala, Koala North, Fox, Misery, Pigeon, and Sable kimberlite pipes. The Company has a 58.8% interest in the Buffer Zone, with the remaining interests held by Dr. Charles Fipke (10%) and Archon Minerals Ltd. (31.2%) . The Buffer Zone contains 106 mining leases covering 89,151.6 ha, and hosts 39 known kimberlite occurrences including the Jay-Cardinal and Lynx kimberlite pipes. The Company’s indirect wholly-owned subsidiary, Dominion Diamond Ekati Corporation, is the current operator of the Ekati Diamond Mine. The Ekati Diamond Mine officially began operations in 1998 and prior to its acquisition by the Company, was operated by BHP Billiton Canada Inc. as a part of the BHP Billiton group.

The Company filed a technical report on the mineral resources and reserves at the Ekati Diamond Mine pursuant to National Instrument 43-101 of the Canadian Securities Administrators on May 24, 2013. The information on the Ekati Diamond Mine included in this Annual Information Form was prepared by the Company under the supervision of Mats Heimersson, P. Eng., an employee of the Company and a Qualified Person within the meaning of National Instrument 43-101.

Property Location, Access and Infrastructure

The Ekati Diamond Mine is located near Lac de Gras, approximately 300 km northeast of Yellowknife and 200 km south of the Arctic Circle in the Northwest Territories of Canada. This area is within the Canadian sub-arctic; cold winter conditions predominate for the majority of the year, with approximately five months of spring/summer/fall weather each year when day-time temperatures are above freezing. Mining activities are conducted year-round.

Road access to the Ekati Diamond Mine is by a winter ice road that is typically open for approximately 8–weeks out of the year, from early February to late March. The ice road is built each year as a joint venture between Ekati, and the two other operating diamond mines in the region, the Diavik and Snap Lake mines. All heavy freight except emergencies is transported to the site by truck over the ice road. The Ekati Diamond Mine has an all season runway and airport facilities suitable to accommodate large aircraft. Air transport is used year round for transport of all personnel to and from the site as well as light or perishable supplies, and as required for emergency freight.

The mine site is within the continuous permafrost zone. The topography across the property is generally flat with local surface relief rising up to 20 m. The terrestrial vegetation community is composed of species adapted to freezing temperatures, low nutrients and localized areas of drought and standing water. The Ekati Diamond Mine project area is predominately wildlife habitat, with limited human use, mainly for hunting.

The Ekati Diamond Mine is an operating mine and key infrastructure on site includes the open pits, underground mines, sample and process plants, waste rock storage and tailings storage facilities, buildings (mobile and permanent), pipelines, pump stations, electrical systems, quarry site, camp pads and laydowns, ore storage pads, roads, culvert and bridges, airstrip, helipad, and mobile equipment.

Deposition of fine processed kimberlite into one of the four licensed containment cells within the Long Lake Containment Facility was completed in 2013 rendering this area available for reclamation field trials. Deposition will continue into two cells that have been utilized throughout operations. Use of the fourth licenced deposition area is deferred to late in the mine life, and will be avoided if practicable to do so. In addition, the mined-out Beartooth pit has been used since late 2012 for processed kimberlite containment. The containment cells and Beartooth pit will provide capacity with the mined-out Panda, Koala and Fox pits available to provide additional capacity beyond that date if required.

History

The Company acquired the interests in the Ekati Diamond Mine from BHP Billiton and its affiliates on April 10, 2013. The purchase price was $500 million plus purchase price adjustments of $53 million for a total amount paid of $553 million. The Ekati Diamond Mine officially began operations in 1998 and prior to its acquisition by the Company, the mine was operated by BHP Billiton Canada Inc. as a part of the BHP Billiton group.

The discovery of kimberlites at the Ekati Diamond Mine was the result of systematic heavy mineral sampling over a ten year period by prospectors Dr. Charles E. Fipke and Dr. Stewart Blusson. By late 1989, Dia Met Minerals Ltd. was funding the programs and began staking mineral claims in the region. After making significant indicator mineral finds in the area, Dia Met approached BHP Billiton as a potential partner. The Core Zone joint venture agreement between BHP Billiton, Dia Met, Charles Fipke and Stewart Blusson was subsequently signed in August 1990.

The first diamond-bearing kimberlite pipe on the property was discovered by drilling in 1991. An Addendum to the Core Zone joint venture in October 1991 gave BHP Billiton the right to acquire additional mineral claims within 22,500 feet of the exterior boundaries of the then property area. The claims acquired as a result became the Buffer Zone joint venture claims. To date, exploration activities have included till sampling, airborne and ground geophysical surveys, and drill programs. Approximately 350 geophysical and/or indicator dispersion targets were drilled, with a total of 150 kimberlites discovered on the Core Zone and Buffer Zone properties. The kimberlites were prioritized using microdiamond and indicator mineral chemistry. Forty kimberlite occurrences were subsequently tested for diamond content using reverse circulation drilling and/or surface bulk samples. Significant macrodiamond results were obtained on seventeen pipes. There has been no exploration of the Ekati Diamond Mine project area for new kimberlites since 2007. Baseline environmental data were collected throughout the NWT Diamonds Project area from 1993 to 1996. In 1995, BHP Billiton submitted its Environmental Impact Statement (EIS) for the NWT Diamonds Project to the Federally-appointed Environmental Assessment Review Panel. After a comprehensive review, the Government of Canada approved the development of the NWT Diamonds Project in November 1996.

In 1998, the project was renamed Ekati Diamond Mine after the Tlicho word meaning “fat lake”. Construction of the mine began in 1997, open pit mining operations commenced in August 1998, and the Ekati Diamond Mine officially opened on October 14, 1998. In 2011, a major milestone was reached when the Ekati Diamond Mine achieved production of 50 million carats of diamonds. Open pit mining operations commenced in August 1998 at the Panda pipe, and continued through June 2003. Underground production from the Panda pipe began in June 2005 and completed in 2010. The Panda kimberlite pipe is fully depleted.

The Koala open pit operation commenced in 2003 and completed in 2007. Underground production from the Koala pipe began in June 2007 and the operation is currently active. The Koala North underground trial mine was operated from 2003 to 2004. Commercial underground mining at Koala North began in 2010 and the operation is currently active.

The Misery open pit operation commenced in 2002 and completed in 2006. Production from Misery stockpiles continued to 2007. Pre-stripping at Misery for a pushback pit commenced in 2011. The Fox open pit operation commenced in 2005 and the operation is currently active. The Beartooth open pit operation commenced in 2004 and completed in 2009. The Beartooth kimberlite pipe is depleted and the open pit is being used for fine processed kimberlite tailings.

Mineral Tenure and Royalties

The Ekati Diamond Mine property consists of the Core Zone, which includes the current operating mine and other permitted kimberlite pipes, as well as the Buffer Zone, an adjacent area hosting kimberlite pipes having both development and exploration potential.

The Core Zone Joint Venture is held 80% by the Company, and 10% each by Dr. Charles Fipke and Dr. Stewart Blusson. It encompasses 176 mining leases, totalling 173,024 ha, and hosts the Koala, Koala North, Misery, Pigeon, and Fox kimberlites.

The Buffer Joint Venture is held 58.8% by the Company, 10% by Dr. Charles Fipke, and 31.2% by Archon Minerals Ltd. It contains 106 mining leases covering 89,151.6 ha, and hosts the Jay-Cardinal and Lynx kimberlite pipes.

All mining leases were legally surveyed by licensed surveyors. Annual lease payment requirements have been met as required.

Two royalties are payable. One is to the Federal Government, the second is payable to a third-party on production from the Misery pipe. The Federal Government royalty payable is equal the lesser of 13% of the output value or a sliding scale royalty payable on the actual production value that can range from 5% for production between C$10,000 and C$5 million to 14% for production over C$45 million. The Misery royalty is payable on kimberlite production from the Misery pipe such that C$18.76 per tonne mined and processed is payable on the first 428,390 tonnes, and C$23.42 per tonne mined and processed is payable on the next 544,000 tonnes.

Permits and Agreements

Within the Ekati Diamond Mine mineral leases, there are eight surface leases, which provide tenure for operational infrastructure. All mine project developments are within these surface leases. Surface leases were issued under the Territorial Lands Act and Territorial Lands Regulations. Six of the surface leases were issued for the maximum 30-year terms and will expire in 2026. The Pigeon surface lease was renewed in December 2012, and now also extends to 2026. The Sable lease will expire in 2015. Section 10 of the Territorial Lands Regulations provides for the renewal of surface leases for a further 30-year term with appropriate negotiation and consultation with First Nations communities. Pursuant to the process of Devolution, various pieces of federal legislation and regulations, including the Territorial Lands Act and Territorial Lands Regulations, were mirrored or copied by the Government of the Northwest Territories and enacted as territorial legislation effective as of April 1, 2014. The Northwest Territories Lands Act, the legislation enacted by the Government of the Northwest Territories which substantially mirrors and replaces the federal Territorial Lands Act, specifically applies to all land matters, including surface leases, which were governed by the Territorial Lands Act. The Company believes the Sable lease can be renewed under the new territorial legislation.

The Company has impact benefit agreements (“IBAs”) with four groups: Tlicho, Akaitcho, Metis and Inuit of Kugluktuk. The IBAs establish requirements for funding, training, preferential hiring, business opportunities, and communications. The agreements extend over the life-of-mine of the Ekati Diamond Mine.

The Mackenzie Valley Resource Management Act came into effect after issuance of six original surface leases and before issuance of the Pigeon and Sable surface leases. Therefore, land use permits issued by the Wek’eezhii Land and Water Board (“WLWB”) are also required for the Pigeon and Sable sites. The Ekati Diamond Mine has three Type A land-use permits that cover the area of the Sable and Pigeon pits, and the Sable haul road. Each of these permits has a five-year term that can be extended, once, for an additional 2 years. All three land-use permits were issued in 2009 and expire September 10, 2014. The Company believes that, with appropriate negotiation, the permits can be renewed in 2014.

An exploration land use permit is required to conduct exploration activities on the mining leases outside of the areas covered by the Federal surface leases or other land use permits. A Land Use Permit (Type A) was granted by the WLWB in October 2013. This permit entitles the Company to conduct diamond drilling, large diameter reverse circulation drilling, geochemical and geophysical surveys with associated winter road construction and mobile equipment usage. This permit, which was granted for a period of five (5) years, allows the exploration work to resume on the mineral leases outside of surface lease/land use permit areas.

The Ekati Diamond Mine has two Navigable Waters Protection Act Authorizations for structures interfering with navigation and holds four fisheries authorizations which permit the mine to alter fish habitat in specified circumstances.

The Company currently holds one Water Licence, which was issued by the WLWB and was renewed in August 2013 for an 8-year term to 2021. This licence provides for mining at all established areas plus allows for mining of the Pigeon and Sable pipes.

Some of the permits granted to Ekati Diamond Mine at the start of operations are nearing their expiry dates and must be renewed. In some cases, the legislation under which the permits were granted has been revised, or discharge/emissions standards have altered in the interim.

In these instances there is an expectation that renewal of the permits will require modifications to existing practices so as to comply with any permit conditions that may be imposed by the appropriate regulator. While there is a reasonable expectation that the permits will be renewed, additional data collection or supporting studies on discharges/emissions may be required.

Geology and Mineralization

The bedrock at the Ekati Diamond Mine is dominated by Archean granitoids, intruded by metagreywackes of the YK Supergroup and transected by Proterozoic mafic dykes. No younger cover sediments are preserved. Bedrock is overlain by Quaternary glacial deposits which are generally less than 5 meters thick.

The 45 to 75 Ma kimberlites, part of the Lac de Gras kimberlite field, intrude both the granitoids and metasediments. The kimberlites are mostly small pipe-like bodies (surface area predominantly <3 ha but can reach as much as 20 ha) that typically extend to projected depths of 400–600 m below the current land surface. Kimberlite distribution is controlled by fault zones, fault intersections and dyke swarms.

The kimberlites are made up almost exclusively of olivine-rich volcaniclastic kimberlite (VK), with lesser mud-rich, resedimented volcaniclastic kimberlite (RVK) and primary volcaniclastic kimberlite (PVK). In rare cases (for example, the Pigeon kimberlite), pipes are dominated by or include significant proportions of magmatic kimberlite (MK).

Economic mineralization is mostly limited to olivine-rich re-sedimented volcaniclastic and primary volcaniclastic types. Diamond grades are highly variable. Estimated average grades for kimberlites that have been bulk sampled range from less than 0.05 cpt to more than 4 cpt.

Drilling and Sampling

Core drilling using diamond-tipped tools is used to define the pipe contacts, wall-rock conditions, and internal geology but is not used for grade estimation. Core drilling is also used to obtain geotechnical and hydrogeological data. In the kimberlite deposits with declared mineral resources, a total of 786 diamond drill holes (139,540 m) were completed.

Diamonds for grade estimation and valuation are obtained by reverse circulation (RC) drilling and/or by bulk sampling in underground or open pit bulk sample mines. Samples are processed using an on-site sample plant. For the kimberlite pipes with declared mineral resources, a total of 289 RC holes (62,653 m) were completed.

Conventional concepts of sample preparation and analysis do not generally apply to diamond-bearing kimberlite deposits. Diamonds from large samples must be physically separated from their host rock and described and evaluated. To accomplish that, bulk samples from RC drilling and/or underground/surface operations, must be processed and the diamonds liberated and collected using a sample plant facility. Sample plants are essentially scaled down process plants designed to handle a few tonnes to tens of tonnes per hour.

Bulk sampling and RC sampling provide information on the size distribution and value of the diamonds in a pipe. The underground exploration drift samples (used at Fox, Panda and Koala) yielded large diamond parcels (more than 2,000 carats) for valuation purposes and, due to the large individual sample sizes (ca. 40 to 70 tonnes each) and close spacing of samples (typically 3 m), provided key data on the effect of increased sample support on grade statistics and on spatial continuity of diamond grades. During RC drilling, an initial 100 to 200 tonne sample (total of drill hole interval samples) is taken from each prioritized kimberlite pipe and, if encouraging results are obtained, more extensive sampling campaigns are undertaken to provide sufficient grade and diamond value data to support classification of resources. The density and spatial distribution of RC drill holes between pipes varies considerably and depends on a number of factors including pipe size, geologic complexity and grade characteristics relative to economic cut-offs.

Production

During the period from April 10, 2013 to January 31, 2014, the Company (on a 100% basis) mined a total of 4.6 million tonnes from the Ekati Diamond Mine from reserves with approximately 3.8 million tonnes from the Fox pipe, approximately 0.2 million tonnes sourced from Koala Phase 5, approximately 0.2 million tonnes from Koala Phase 6 & 7, and slightly under 0.3 million tonnes from Koala North. During this period, production (on 100% basis) was 1.2 million carats from the processing of 3.0 million tonnes of ore from the reserves. The Ekati Diamond Mine also produced 0.40 million carats from the processing of 0.36 million tonnes of COR and diamond bearing kimberlite excavated from the Misery South & Southwest pipes, which material was excavated during the pre-stripping operations of the Misery Main pipe, and from the Koala North underground (inferred resource only).

In fiscal 2015, the Ekati Diamond Mine expects to process (on a 100% basis) approximately 2.6 million tonnes from the mineral reserve and produce approximately 0.9 million carats. The Company expects to process approximately 1.7 million tonnes from the Fox pipe (including stockpiles) and approximately 0.9 million tonnes from the Koala underground operations split between Koala phase 5 and phase 6 & 7. As part of the mining of the Koala deposit, a small portion of inferred resources is extracted along with the reserves. This material is not included in the current production estimates, but will be processed along with the reserve ore and will be incremental to production. Mineral resources that are not reserves do not have demonstrated economic viability. Additional plant feed to keep the processing plant at capacity for the period will be sourced from the Misery South and Southwest diamond bearing satellite bodies as well as the stockpile of COR. The Misery South and Southwest satellite bodies as well as the COR are not included in the Company's reserves and resource statement and are therefore considered incremental to production.

Cumulative production from the Ekati Diamond Mine to January 31, 2014 has totaled 55 million carats of diamonds.

Mineral Reserve and Mineral Resources Estimates

The table below summarizes the mineral reserves and mineral resources at the Ekati Diamond Mine as at the end of January 31, 2014, expressed in millions of tonnes, carats per tonne, and (for reserves) millions of carats. The mineral reserves shown here account for all depletions due to production and sampling to the end of January 31, 2014. Totals may not add up exactly due to rounding. The values shown are for 100% of the Ekati joint ventures.

The resource model for the Pigeon kimberlite pipe was updated in calendar 2013 after additional definition and geotechnical drilling was conducted which resulted in an increase of 1.4 million tonnes of indicated resources to a total of 12 million tonnes. Included in this increase is an additional 600,000 tonnes being promoted to probable reserve status for a total of 7.3 million tonnes as a result of conducting these additional drilling programs and updating the open-pit design for the Pigeon kimberlite pipe.

Mineral Reserves at Ekati Diamond Mine – January 31, 2014 (100% basis)

Kimberlite Pipes			PROVEN RESERVES			PROBABLE RESERVES			PROVEN AND PROBABLE
Zone Location		Type	M t	Ct/t	M ct	M t	Ct/t	M ct	M t	Ct/t	M ct

Koala	Core	UG	-	-	-	5.1	0.6	3.0	5.1	0.6	3.0
Fox	Core	OP	-	-	-	0.5	0.3	0.2	0.5	0.3	0.2
Misery Main	Core	OP	-	-	-	3.0	4.0	12.3	3.0	4.0	12.3
Pigeon	Core	OP	-	-	-	7.3	0.4	3.1	7.3	0.4	3.1
Stock-pile	Core	N/A	-	-	-	1.1	0.2	0.2	1.1	0.2	0.2
Total Reserves			-	-	-	17.0	1.1	18.8	17.0	1.1	18.8

Notes to Mineral Reserve Table.

1.

Mineral reserves have an effective date of January 31,2014. The reserves were prepared under the supervision of Mats Heimersson, P. Eng., an employee of the Company and a Qualified Person within the meaning of National Instrument 43-101.

2.	Mineral reserves are reported on a 100% basis.
3.

The mineral reserves are located entirely within the Core Zone joint venture area. The Company’s indirect wholly-owned subsidiary, Dominion Diamond Ekati Corporation, is the current operator and the Company has an 80% participating interest.

4.	Mineral reserves are reported at +1.2 mm (diamonds retained on a 1.2 mm slot screen).
5.

Mineral Reserves that will be, or are mined using open pit methods include Fox, Misery, and Pigeon. Mineral Reserves are declared using the following assumptions: Fox open cut assumed dilution of 7% waste and mining recovery of 96% diluted material including internal dilution from entrained granite xenoliths. Misery open cut design assumed dilution of 4% waste and mining recovery of 98% diluted material. Pigeon open cut design assumed dilution of 2% waste and mining recovery of 98% diluted material. The Pigeon reserve was updated based on a revised resource model and additional geotechnical drilling.

6.

Mineral Reserves that are mined using underground mining methods include Koala. Mineral Reserves are declared using the following assumptions: Koala underground assumed overall dilution of 4% and 87% mining recovery of diluted material. Variance in reserves from January 31, 2013 is attributed to mining depletion and updated life of mine plan (minor changes in forecast production rates).

7.

Stockpiles are minor run of mine stockpiles (underground and open pit) that are maintained at or near the process plant and are available to maintain blending of kimberlite sources to the plant. Additionally, there are large run-of-mine stockpiles from accelerated mining of the Fox open pit during 2013. The stockpiles (~0.9 Mt) are located near the Fox pit and near the process plant.

8.	Tonnes are reported as metric tonnes, diamond grades as carats per tonne, and contained diamond carats as millions of contained carats.
9.	Tables may not sum as totals have been rounded in accordance with reporting guidelines.

No proven mineral reserves have been declared.

Factors which may affect the Mineral Reserve estimates include diamond price and valuation assumptions; changes to the assumptions used to estimate diamond carat content, block cave designs, open pit designs, geotechnical, mining and process plant recovery assumptions, appropriate dilution control being able to be maintained, changes to capital and operating cost estimates, in particular to fuel cost assumptions, and variations to the permitting, operating or social license regime assumptions, in particular if permitting parameters are modified by regulatory authorities during permit renewals.

Mineral Resources at Ekati Diamond Mine – January 31, 2014 (100% basis)

Kimberlite Pipes			MEASURED RESOURCES			INDICATED RESOURCES			INFERRED RESOURCES
Zone Location		Type	M t	Ct/t	M ct	M t	Ct/t	M ct	M t	Ct/t	M ct

Koala	Core	UG	-	-	-	7.1	0.6	4.3	0.2	1.0	0.2
Koala North	Core	UG	-	-	-	-	-	-	0.1	0.6	0.1
Fox	Core	OP	-	-	-	6.0	0.2	1.4	0.8	0.3	0.2
Fox	Core	UG	-	-	-	20.2	0.3	6.1	5.7	0.3	1.7
Misery Main	Core	OP	-	-	-	3.7	4.5	16.8	0.8	2.9	2.3
Pigeon	Core	OP	-	-	-	12.0	0.5	5.9	1.7	0.4	0.8
Sable	Core	OP	-	-	-	15.4	0.9	13.3	-	-	-
Jay	Buffer	OP	-	-	-	36.2	2.2	78.1	9.5	1.4	12.9
Lynx	Buffer	OP	-	-	-	1.3	0.8	1.0	0.1	0.8	0.1
Stock-pile	Core	N/A	-	-	-	1.1	0.2	0.3	6.6	0.2	1.0
Sub-Total Core Zone			-	-	-	65.5	0.7	48.0	15.9	0.4	6.3
Sub-Total Buffer Zone			-	-	-	37.5	2.1	79.1	9.6	1.3	13.0
Total Resources			-	-	-	103.0	1.2	127.1	25.5	0.8	19.3

Notes to Mineral Resource Table.

1.

Mineral resources have an effective date of January 31, 2014. The resources estimate was prepared under the supervision of Mats Heimersson, P. Eng., an employee of the Company and a Qualified Person within the meaning of National Instrument 43-101.

2.	Mineral resources are reported on a 100% basis. The Company has an 80% participating interest in the Core Zone joint venture and a 58.8% participating interest in the Buffer Zone joint venture.
3.	Mineral resources are inclusive of mineral reserves.
4.	Mineral resources that are not mineral reserves do not have demonstrated economic viability.
5.	Mineral resources are reported at +1.0 mm (diamonds retained on a 1.0 mm slot screen).
6.

Mineral resources have been classified using a rating system that considers drill hole spacing, volume and moisture models, grade, internal geology and diamond valuation, mineral tenure, processing characteristics and geotechnical and hydrogeological factors, and, depending on the pipe, may also include kriging variance. The Pigeon resource model was updated after additional drilling programs.

7.

Mineral resources amenable to open pit mining methods include Fox OP, Misery, Pigeon, Sable, Jay and Lynx. Conceptual pit designs for open cut mineral resources (Fox, Misery, Pigeon, Sable, Jay and Lynx) were completed using Whittle shell analysis. Parameters used in pit shell analysis varied by kimberlite and ranges included; pit slope angles 40-80 degrees, mining costs $5-8/wmt, processing costs $16-26/dmt and G&A costs $17-29/dmt.

8.	The Fox mineral resources are divided by elevation (RL, m above sea level) between open pit and underground mining methods.
9.

Mineral resources amenable to underground mining methods include Koala, Koala North and Fox UG. Conceptual underground designs for Koala North were based on a sub level retreat mining method utilizing 20m sub levels and $38-63/dmt operating cost. Conceptual underground designs for Koala were based on a sub level cave mining method utilizing 20m sub levels and $38-63/dmt operating cost. Conceptual underground designs for Fox were based on a 130m deep block cave mining method and $50-84/dmt operating cost. Operating costs vary by elevation within the deposits.

10.

Stockpiles are located near the Fox open pit and were mined from the uppermost portion of the Fox open pit operation (crater domain kimberlite). Minor run of mine stockpiles (underground and open pit) are maintained at or near the process plant and are available to maintain blending of kimberlite sources to the plant. Additionally, there are large run-of-mne stockpiles from accelerated mining of the Fox open pit during 2013. These stockpiles (~0.9 Mt) are located near the Fox pit and near the process plant.

11.	Tonnes are reported as millions of metric tonnes, diamond grades as carats per tonne (cpt), and contained diamond carats as millions of contained carats.
12.	Tables may not sum as totals have been rounded in accordance with reporting guidelines.

The mineral resources have reasonable potential to be mined but do not have mining losses and/or dilution applied at this time, and as such they represent in situ values. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Mineral resources take into account geologic, mining, processing and economic constraints, and have been defined within a conceptual stope design or a conceptual open pit shell. Depletion has been included in the estimates. No measured mineral resources are reported.

Mineral resources are reported inclusive of mineral reserves. The Company cautions that mineral resources that are not mineral reserves do not have demonstrated economic viability. Mineral resources are reported effective January 31, 2014 on a 100% basis.

Factors which may affect the mineral resource estimates include: diamond book price and valuation assumptions; changes to the assumptions used to estimate diamond carat content, block cave designs, open pit designs, geotechnical, mining and process plant recovery assumptions, and the effect of different sample-support sizes between RC drilling and underground sampling.

Cautionary Note to United States Investors Concerning Disclosure of Mineral Reserves and Resources: The Company is organized under the laws of Canada. The mineral reserves and resources described herein are estimates, and have been prepared in compliance with NI 43-101. The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in the United States Securities and Exchange Commission (“SEC”) Industry Guide 7. In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7, and normally are not permitted to be used in reports and registration statements filed with the SEC. Accordingly, information contained in this Annual Information Form containing descriptions of the Ekati Diamond Mine’s mineral deposits may not be comparable to similar information made public by US companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

The reserves are expected to be mined as planned, so mineability is not a factor in determining the confidence class into which the reserves are placed. Therefore, the mineral reserves are classed according to geological confidence.

Measured resources within engineered mine designs that provide positive cash flows are considered to be proven reserves.

Indicated resources within engineered mine designs that provide positive cash flows are considered to be probable reserves.

Inferred resources are not considered to have sufficient geological confidence to be converted into any reserve classification regardless of economic merit.

Mining Methods

Open Pit Mining
Open pit production at the Ekati Diamond Mine is currently from the Fox pit which has been producing since 2005. Phase 1 of the Misery open pit was completed in 2004, and currently waste stripping is underway for a second phase of open pit mining at Misery pit. A feasibility study for the Pigeon pipe open pit was completed in late 2013 and mining by open pit methods will commence in 2014.

Dewatering of lake systems that have developed over the kimberlite pipes is generally required prior to commencement of open pit mining activities. The roughly circular open pits are mined using conventional truck-shovel operations and are developed in benches that are typically 10 or 15 m high. The open pits at the Ekati Diamond Mine are relatively small. Overall pit wall slopes range between 45–52º in waste and 35–37º in kimberlite. Phased mining has been used at the Fox pipe, but is not widely applied at the Ekati Diamond Mine due to the small pit sizes. A single circular access ramp around the perimeter of a pit is developed progressively as the benches are mined. Waste rock is hauled to a designated waste rock storage area and dumped to an engineered design. Ore is hauled directly to the process plant.

Mined kimberlite is hauled directly from the open cut benches at Fox approximately 11 km to the Ekati Diamond Mine process plant. In the case of the Misery pit, which is 29 km away from the process plant, the kimberlite from the pit will be dumped on a transfer pad, and then loaded into special long haulage trucks for transport to the process plant.

The open pit mobile equipment fleet includes two rotary blast hole drills, two diesel hydraulic DTH hammer drills, one diesel hydraulic shovel and two diesel hydraulic excavators for truck loading, and a haulage fleet of two 170 t, and twenty-two100 t capacity rigid-body trucks. A fleet of 80 t capacity haulage trucks will be used for the 29 km ore haul from the Misery pit. Four of these trucks are now on site. In addition, the surface mobile fleet includes over 90 units of support equipment.

The planned open pit for Pigeon will require additional mining equipment including rotary blast hole and hammer drills, diesel hydraulic excavator, dozers and loaders. It is anticipated that the existing haulage fleet will be deployed for ore and waste rock movement. The haulage distance from Pigeon to the process plant is 5km.

Underground Mining
The Koala mine has been developed with sublevels spaced 20 m apart vertically and 5 m x 5 m drawpoints on a 14.5 m spacing (centre to centre). The highest elevation production sublevel is located at 2050L, approximately 160 m below the base of the former Koala open pit. Ore production from the drawpoints is a combination of the blasted kimberlite and caved kimberlite that lies above the blasted zone through to the pit. As production proceeds, the top of the cave zone below the pit is constantly being drawn down, and the level and profile of the surface expression of the cave zone is closely monitored. Below sublevel 1970L, the mine transitions to an incline cave with the lowest production level located at 1810L.

The Koala North mine is a sub level retreat operation with 20 m sub level spacing. Drawpoints are 4.6 m x 4.6 m on a 16 m centre to centre spacing. Drawpoints are offset between levels to ensure ground stability and maximum draw.

Kimberlite is transported from the mines via a 1.37 m (54 inch) wide conveyor system hung via chain from the back of the conveyor ramp. The system consists of four main underground conveyor sections plus a surface “stacker” conveyor, with a transfer arrangement between each conveyor. All production mucking is carried out using load haul dump (LHD) vehicles, tramming to the remuck bays or loading 45 t capacity diesel haulage trucks. Ore is dumped into an ore pass system, and fed to a 500 tph primary mineral sizer before loading onto the 2.4 km long conveyor system from Koala to the process plant. On surface, the radial stacking conveyor discharges to an 8,000 t surface stockpile.

The Diavik Diamond Mine
The Diavik mineral claims and mining leases are contained within seven claim blocks (the “Diavik Property”). However, only the DDMI – DDHL block of the Diavik Property is under development and considered to be material to the Company.

Calvin Yip, P.Eng., Principal Advisor, Strategic Planning of DDMI, prepared the current Technical Report on mineral resources and reserves at the Diavik Diamond Mine, pursuant to National Instrument 43-101 on the Canadian Securities Administrators. The Technical Report, which is dated April 23, 2008, has been filed on www.sedar.com (the “2008 Technical Report”). Portions of the following information extracted from the 2008 Technical Report are based on assumptions, qualifications and procedures that are set out only in the full 2008 Technical Report. For a complete description of the assumptions, qualifications and procedures associated with the following information, reference should be made to the full text of the 2008 Technical Report. Some additional information beyond the April 2008 Technical Report is provided here to bring this Annual Information Form up to date to December 31, 2013. This information was prepared by DDMI under the supervision of Calvin Yip, P.Eng., a Qualified Person within the meaning of National Instrument 43-101 of the Canadian Securities Administrators.

DDDLP (40%) and DDMI (60%) own the respective percentage of an undivided ownership interest in the assets, liabilities and expenses of the Diavik Diamond Mine located at Lac de Gras in the Northwest Territories, Canada. DDMI is a wholly owned subsidiary of Rio Tinto of London, England, and is the mine operator.

Property Location, Access and Infrastructure

The Diavik Diamond Mine is located approximately 300 km northeast of Yellowknife in the Northwest Territories. The mine site is situated on a 17 km2 island in Lac de Gras, at latitude 64o 30’ N and longitude 110o 20’ W. The Joint Venture consists of the Diavik Diamond Mine and its surrounding exploration properties. A total of 284 mining leases and 27 mineral claims are held in the Joint Venture which represents a land package of approximately 677,307 acres. There are no known surface rights issues affecting the mine facilities or access to the mineral resources and mineral reserves.

The Diavik Diamond Mine is a remote site with strictly controlled access and security. Access to the mine is by air year-round, and by a 425 km ice road that is constructed annually in winter that operates for only eight to ten weeks between January and March. Most of the supplies required for the mine, including fuels, lubricants, construction materials and bulk explosives, are transported over this road. For year-round air access, Diavik has a 1,600 m long airstrip able to accommodate passenger aircraft and large Hercules-class transports. Personnel are transported to and from the site from several northern communities by small commuter aircraft. Also, weekly service to and from Edmonton is provided by Boeing 737 jet aircraft.

The remoteness of the mine requires it to operate like a self-contained community, generating its own electricity and potable water, managing its own wastes including sewage and effluent treatment, maintaining emergency response and medical services, offering site-based recreation and education facilities, and providing a high standard of nutritious meals and single-occupancy quarters. All of the mine workings, tailings impoundments, mine rock stockpiles, ore processing operations, shops and other service facilities/utilities including dining and accommodations are integrated at a single site.

The Lac de Gras region is north of the tree line in the barrenlands and is characterized by a profusion of shallow lakes large and small, impeded drainage, low relief, and a mix of hummocky boulder-strewn terrain and rock exposures. The elevation of the flat topography typically ranges between 400 to 435 m above sea level. Lac de Gras itself varies from 4 m to more than 25 m deep in the area of the Diavik kimberlites, and forms the headwaters of the Coppermine River system. The area was studied extensively during 1994 to 1997 to develop a knowledge baseline for the local and regional environment surrounding the Diavik Diamond Mine.

History

The Diavik Diamond Mine, known as the Diavik Diamond Project prior to the commencement of commercial production, was created to explore and develop diamondiferous kimberlite pipes in an area approximately 300 km northeast of Yellowknife. The original Diavik claims were staked by the Company in late calendar 1991 and early 1992. A joint venture was formed between a predecessor to the Company and Kennecott Canada Inc. to continue exploration of the Diavik claims.

Four potentially economic kimberlite pipes were discovered by the Joint Venture under the waters of Lac de Gras adjacent to East Island. Mini-bulk samples were obtained from the A-154 South, A-154 North, A-418 and A-21 pipes by large diameter core drilling. Underground bulk sampling of the A-154 South and A-418 pipes was undertaken via a decline driven from the shore of East Island. The mini-bulk samples and the underground bulk samples were processed at a pilot plant to recover diamonds for mineral resource estimation and valuation of representative parcels from each pipe.

DDMI, which was assigned the Kennecott interest, was established in 1996 to develop the Joint Venture prospects. Based on a definitive Diavik Feasibility Study by SNC-Lavalin in 2000, a production decision was taken to develop the Diavik Diamond Mine. Construction proceeded through 2001 to 2002. Equipment, construction materials and fuel were trucked to the site on the winter road.

A kimberlite processing and diamond recovery plant was constructed along with the associated infrastructure noted above, plus fuel storage tanks, processed kimberlite containment area, and water storage and treatment facilities. A 3.9 km long water retention dike was constructed around the planned site of the A-154 open pit. After dredging of the lake bottom sediments and dewatering the diked area, till overburden was removed to expose the A-154 South and A-154 North pipes for mining in late 2002. Commercial mine production commenced in 2003. In 2004, planning began for a second dike, 1.3 km long, that was built during 2005 and 2006 around the planned site of the adjacent A-418 open pit. Pre-stripping of the A-418 open pit was underway by 2007 and sustainable volumes of A-418 kimberlite were reached by the fourth quarter of 2008.

Mining and processing of kimberlite commenced at the Diavik Diamond Mine in late 2002. Kimberlite mined and processed to 2008 was mostly from A-154 South with some contribution from A-154 North. The open pit portion of A-154 North was completed in July 2008, leaving the majority of the A-154 North deposit to be mined from underground. In 2010, mining of A-154 South reached pit bottom and A-418 open pit was the main source of plant feed for 2011 and 2012. The A-418 pit was exhausted in September 2012. Production to the end of 2012 totaled approximately 77 million carats of diamonds from 20 million tonnes of processed kimberlite for a recovered grade of approximately 3.8 ct/t.

In 2005, an underground decline was started in order to explore and bulk sample the A-418, A-154 North and A-154 South pipes at depth, as well as to collect engineering data for designing the underground mining of these kimberlites below the open pits. Engineering feasibility and economic studies took place from June 2005 to July 2007, followed by approvals and construction. Underground production began in 2010 as the start of a three-year ramp up period, contributing 15.5% of total ore production for calendar 2010. This increased to 20.3% for calendar 2011 and a further increase to 49.4% was achieved in 2012. From September 2012 Diavik has been an entirely underground operation for mined ore. A small amount of process feed has come from previously mined stockpiles and reprocessed railings.

In order to increase confidence in the A-21 diamond values, development of an underground exploration decline to A-21 was approved by the Joint Venture in 2005 and bulk sample mining took place in late 2006 and the first half of 2007. While this was occurring, engineering feasibility studies examined possible dike designs and mining plans. Initial A-21 price valuations in September 2007 did not provide conclusive project economics, so an additional bulk sampling program of large diameter reverse circulation drilling from surface was carried out during 2008 while mining concepts for A-21 were reconsidered. In March 2009 a price estimate for A-21 diamonds was determined from the larger combined sample and was concluded diamonds from A-21 were very similar to A-154 South. A feasibility study is currently being undertaken on the A-21 pipe and assumes that the A-21 pipe will be mined with the open pit methods used for the other pipes. A dike will need to be constructed similar to the two other pits but shorter in length. Detailed plans are still being refined and optimized although no underground mining is being planned. The Company and Rio Tinto are currently assessing the rejuvenation of the A-21 project.

Geology

The Diavik Diamond Mine area is located near Lac de Gras in the central part of the Slave Structural Province which forms a distinct cratonic block within the Canadian Precambrian Shield. The Slave craton contains deformed and metamorphosed, Archean aged metaturbidite and lesser metavolcanic rocks of the Yellowknife Supergroup. These supracrustal rocks have been intruded by extensive Archean granitoids, and are in turn intruded by undeformed, late Archean granites and diabase dike swarms. The area of the cluster is underlain by late Archean (2.5 to 2.8 billion years) muscovite biotite granites. The granites are cut by pegmatites locally, have inclusions of Yellowknife Group biotite schist, and are variably jointed and fractured sub-vertically and sub-horizontally.

Local geology in the Lac de Gras area consists of three Archean lithologies: (1) greywacke-mudstone metaturbidites, (2) biotite±hornblende tonalite to quartz diorite, and (3) two-mica or K-spar porphyritic granite and granodiorite. The four Diavik kimberlite pipes are aligned in a northeast-southwest direction along with other pipes. Country rocks to the kimberlites are muscovite-biotite granites cut by pegmatite, locally with inclusions of biotite schist (metamorphosed turbidites).

The Diavik kimberlites were formed by volcanic surface eruptions and near surface injections of kimberlite magma and volcaniclastic debris into the granitic country rocks and into mid Cretaceous to Tertiary mudstones that once covered the Archean basement. The kimberlites contain a number of facies, broadly classed into three types of material. Hypabyssal facies represents material crystallized from kimberlite magma. It generally represents a small portion of the Diavik pipes along walls and in roots. Volcaniclastic material formed by fallback or slumping into a crater and epiclastic material composed of kimberlites and mudstones washed into the crater. The volcaniclastic and epiclastic material make up the bulk of the Diavik kimberlites. Exotic fragments consisting of Cretaceous to Tertiary mudstones and granitic country rocks occur in kimberlite. Mudstone in places forms a significant portion of the kimberlite and dilutes the diamond grade.

Exploration

Early exploration of the Diavik property consisted of airborne geophysical surveys and sampling of glacial till for diamond indicator minerals such as garnets, chrome diopside, chromite and ilmenite. Targets were followed up by small-diameter core drilling. This work led to the discovery of a number of kimberlite pipes which were further tested by small- and large-diameter core drilling. Four of the kimberlite pipes were found to have potentially economic concentrations of diamonds and were subject to mini-bulk sampling by large-diameter core (LDC) drilling, underground bulk sampling and feasibility studies, culminating in the construction of the Diavik Diamond Mine.

The three kimberlite pipes which form the current Diavik reserve are covered by three mining leases, totaling less than two per cent of Diavik's mineral holdings. Diavik is committed to searching for additional reserves on the remaining holdings, which are nearly 274,000 hectares (2,740 square kilometers) in size.

Current exploration is primarily comprised of a large scale data mining exercise. Additionally, a number of kimberlite samples are being reprocessed to obtain more accurate indicator mineral chemistry and counts.

Through exploration, Diavik has discovered 70 kimberlites on its claim block.

Mineralization

The diamondiferous kimberlite pipes at Diavik intrude granitic rocks and metaturbidites of the Slave craton. The Diavik pipes vary from 118 m to 158 m in diameter at surface and are circular to slightly elongated in the northeast-southwest direction with bulges occurring along the margins. Their surface areas are in the range of one to two hectares, remarkably small but extremely high in grade compared to kimberlites elsewhere in the world that are or have been in commercial production. In cross-section, the pipe walls are near vertical to steeply inward-dipping and form typical kimberlite carrot shapes extending to and narrowing slightly at depth. A-154 South and A-21 pipes are carrot shaped to “champagne glass” shaped and begin to narrow below 315 m depth below surface. A-418 and A-154 North are nearly cylindrical for most of their vertical length before rapidly tapering to a point.

The kimberlite within each pipe has been subdivided into four to seven units for resource modeling. Units were broadly defined with the purpose of correlation across the pipe on a mine scale. The units were defined on the basis of macroscopic criteria, mud dilution, grain size, magnetic susceptibility, and textural and alteration characteristics. These aspects of kimberlite composition can exert control on diamond stone size and stone count, and hence diamond grade, as well as geotechnical and processing characteristics.

Diamonds are present in all of the kimberlite units with some variation in grade and stone size distributions. Excluding the zones at depth defined by seismic interpretation for which samples/grades do not yet exist, all of the kimberlite material in the A-154 South, A-154 North, A-418 and A-21 pipes that are modeled is included in the resource and reserve estimates. For the three pipes in the current reserve and mine plan – A-154 South, A-154 North and A-418 – average grades are significantly higher than economic cut-off/break-even so mining selectivity is not practiced and all of the kimberlite is expected to be mined and processed.

Mining Operations

In September 2012, Diavik completed the transition to an all underground operation. Underground production comes from all three pipes simultaneously, as the pipes are located in relative proximity to one another and much of the underground infrastructure is common.

Areas of the underground mine as currently planned require backfilling after extraction so that structural stability is maintained for operational safety. A backfill manufacturing plant began operation in 2010 and is producing cemented rock-fill. Early plans for underground mining called for filling all mined pipes and the backfill plant for this reason was designed to produce both paste and cemented rock-fill. Better understanding of rock mechanical aspects has eliminated need for filling in A-154 South and A-418. This and a change of mining method have eliminated the need for paste fill.

Other surface facilities have been built to support underground development. These include ventilation and mine air heating, offices and mine change rooms, a crushing plant large enough for backfill manufacturing as well as Diavik general site rock crushing requirements, the aforementioned backfill plant, expansion of the water effluent treatment plant, additional camp accommodations, and additional electric power generation and distribution.

Underground facilities include maintenance shops, refuge stations, fuelling areas, explosives magazines, electrical power distribution, communications networks, water handling and pumping systems, ore and waste loading areas, and ventilation.

Remote controlled mucking is available should it be required for safety reasons. A system for automatic on-board payload weighing on mine haulage trucks is being developed as is a ventilation system based on demand.

Underground ore has been reaching surface via the main decline portal where it is then transferred onto open pit haulage trucks for transport to the ore processing plant. A pit-wall portal access has been created in the A-154 open pit, which serves as a point of transfer of underground ore to open pit haulage trucks to expedite ore deliveries from portal to plant with greater volume and speed. A similar portal in the A-418 Pit was completed in 2012.

Drilling and Sampling

The four Diavik kimberlite pipes for which mineral resources and/or mineral reserves are reported have been delineated and sampled by a combination of small diameter core drill holes, large diameter core drill holes, large diameter reverse circulation (LDRC) drill holes and Sonic drill holes. Small diameter core holes (HQ and NQ size) drilled from 1994 to 1998 total 19,494  m in 71 holes on the four pipes. Large diameter core holes (152 mm and 85 mm diameter) from 1996 to 1998 total 11,746 m in 38 holes on the four pipes. An additional 27 small diameter core holes were drilled on the A-154 South and A-154 North pipes in 2003 and 2004 (4,951 m) along with ten large diameter reverse circulation holes (61 cm diameter) on A-154 North and nine 35 cm large diameter reverse circulation and 152 mm Sonic holes on the A-418 pipe.

Mini-bulk samples from the large diameter core holes were processed at a pilot plant. Overall for the four Diavik pipes, a total of 266 t were processed from the four pipes to recover 1,028 ct of diamonds. Underground bulk samples were processed at two pilot plants. The 2,587 t sample from A-154 South yielded 12,688 ct and the 3,350 t sample from A-418 yielded 8,325 ct. Similarly, mini-bulk samples from large diameter reverse circulation holes drilled in the A-154 North pipe in 2004 were processed at a pilot plant. A total of 853 t were processed to recover 2,109 carats from the A-154 North pipe.

The geologic resource model continues to be updated to the present day. Further samples were mined from active production areas in A-154 Pit during 2008, followed by deep LDRC drilling in 2009 that provided 212 new samples for the model which resulted in improved production forecasting capability and expansion of the A-154 South reserve. In A-154 North, ten mini-bulk samples were mined from underground in 2010 and three LDRC drill holes were completed in 2011 and assayed in 2012. Similarly for A-418, 14 bench samples were taken from active open pit production areas in 2010. Since 2011, 13 LDRC drill holes were completed; 10 in A-418 and 3 in A-154 North. These recent LDRC samples were assayed during 2011 and 2012.

No drilling programs were undertaken in 2013. However, since underground mining began, 3 tonne samples have also been collected on development drifts ahead of production mining in all three pipes. To date, 62 samples have been collected and processed with the grade results incorporated into the grade model. In 2013 this included; 13 samples in A-154 North, 4 samples in A-154 South and 15 samples in A-418.

The collection, handling, transport, custody and processing of samples is performed under strict security that has been established for the Diavik diamond operations. This includes limited physical access, card-lock controls, strategically located cameras with full-time monitoring, employee search policies and procedures. DDMI has a separate, trained, full time security force.

Production

The Diavik Diamond Mine has three ore bodies: A-154 South, A-154 North, and A-418. An additional body of mineralization, A-21, is classified as resource.

For the 2013 calendar year, 7.2 million carats of diamonds were recovered from 2.1 million tonnes of ore processed (on a 100% basis). The increase in carats from the original 2013 calendar plan of approximately 6 million carats was due to an increase in plant throughput from a planned mining rate of 1.6 million tonnes in 2013 to 1.9 million tonnes as the underground mine ramped up more quickly than planned as well as depletion of stockpiles built up over 2012.

The mine plan for calendar 2014 foresees Diavik Diamond Mine production (on a 100% basis) of approximately 6.1 million carats from the mining and processing of approximately 1.9 million tonnes of ore. Mining activities will be exclusively underground with approximately 0.7 million tonnes expected to be sourced from A-154 North, approximately 0.4 million tonnes from A-154 South and approximately 0.8 million tonnes from A-418 kimberlite pipes. In addition to the 6.1 million carats produced from underground mining there will be production from COR and production from the improved recovery of small diamonds. This additional production is not included in the Company's ore reserves, and is therefore incremental. Based on historical recovery rates, the tonnage of this material which is planned to be processed during calendar 2014 would have produced 0.6 million carats from COR and 0.2 million carats from the improved recovery process.

Cumulative production from the Diavik Diamond Mine to December 31, 2013 has totaled 83.9 million carats of diamonds.

Mineral Resources and Mineral Reserve Estimates

The table below summarizes the mineral reserves and mineral resources at the Diavik Diamond Mine as at the end of December 31, 2013 expressed in millions of tonnes, carats per tonne, and (for reserves) millions of carats. Totals may not add up exactly due to rounding. The values shown are for 100% of the Joint Venture.

The mineral reserves shown here account for all depletions due to production and sampling to the end of December 31, 2013. The mineral reserves also include forecasted mining losses and dilution. The open pit reserves were depleted in calendar 2012, after a decade of operating history during which mining losses and dilution were checked periodically against actual performance. For the remaining underground reserves shown, production commenced only in 2010 and full scale mining rates were reached at the end of calendar 2012. Underground mining loss and dilution assumptions were initially based on estimations from the approved underground feasibility study (McIntosh Engineering Inc., 2007), an internal technical study (SRK Consulting (Canada) Inc., 2010–2011), and reviewed by DDMI mine engineering staff. As underground mining advanced it allowed these early estimates to be calibrated. Mining dilution to date has been generally lower than early study estimates.

New data from the processing of samples from the 2012 deep drilling program on the A-154 North pipe was incorporated into the latest reserve and resource models in calendar 2013. The updated A-154 North model has reclassified 2 million tonnes from probable to proven status.

The A-154 South, A-418 and A-21 kimberlite pipes were not part of the 2012 drill program and consequently there are no significant changes to their reserve and resource models. The A-21 pipe remains a resource while economic studies continue, but would be promoted to a reserve once a feasibility plan is approved.

The tables below summarize the mineral reserves and mineral resources at the Diavik Diamond Mine as at the end of December 31, 2013 expressed in millions of tonnes, carats per tonne, and millions of carats. The mineral reserves set out below account for all depletions due to production and sampling to the end of December 31, 2013, and the change in reserves of A-154 North as described above. Totals may not add up exactly due to rounding.

Mineral Reserves at Diavik Diamond Mine – December 31, 2013 (100% basis)

Kimberlite Pipes		PROVEN RESERVES			PROBABLE RESERVES			PROVEN AND PROBABLE
	Type	M t	Ct/t	M ct	M t	Ct/t	M ct	M t	Ct/t	M ct

A-154 South	UG	0.8	4.1	3.1	1.4	3.4	4.8	2.2	3.6	7.8
A-154 North	UG	5.7	2.1	12.2	1.8	2.2	3.9	7.5	2.1	16.1
A-418	UG	4.4	3.7	16.2	2.1	2.9	6.2	6.5	3.4	22.4
Stockpile	N/A	0.2	2.7	0.5	-	-	-	0.2	2.7	0.5
Sub-Total - Underground		10.9	2.9	31.4	5.3	2.8	14.9	16.2	2.9	46.3
Sub-Total - Stockpile		0.2	2.7	0.5	-	-	-	0.2	2.7	0.5
Total Reserves		11.1	2.9	32.0	5.3	2.8	14.9	16.4	2.9	46.8
Note: Totals may not add up due to rounding.

The mineral resources have reasonable potential to be mined but do not have mining losses and/or dilution applied at this time, and as such they represent in situ values. Mineral resources that are not mineral reserves require further sampling and/or further engineering in order to confirm their economic viability.

Mineral Resources at Diavik Diamond Mine – December 31, 2013 (100% basis)

Kimberlite Pipes		MEASURED RESOURCES			INDICATED RESOURCES			INFERRED RESOURCES
	Type	M t	Ct/t	M ct	M t	Ct/t	M ct	M t	Ct/t	M ct

A-154 South	UG	-	-	-	-	-	-	0.04	4.0	0.1
A-154 North	UG	-	-	-	-	-	-	2.2	2.6	5.7
A-418	UG	-	-	-	-	-	-	0.3	2.4	0.7
A-21	OP	3.6	2.8	10.0	0.4	2.6	1.0	0.8	3.0	2.3
Total Resources		3.6	2.8	10.0	0.4	2.6	1.0	3.3	2.7	8.8
Note: Totals may not add up due to rounding.

Cautionary Note to United States Investors Concerning Disclosure of Mineral Reserves and Resources: The Company is organized under the laws of Canada. The mineral reserves and resources described herein are estimates, and have been prepared in compliance with NI 43-101. The definitions of proven and probable reserves used in NI-43-101 differ from the definitions in the United States Securities and Exchange Commission (“SEC”) Industry Guide 7. In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7, and normally are not permitted to be used in reports and registration statements filed with the SEC. Accordingly, information contained in this Annual Information Form containing descriptions of the Diavik Diamond Mine’s mineral deposits may not be comparable to similar information made public by US companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

DDMI assessed the economics of open pit and underground mining in the determination of mineral reserves. With more than eleven years of operating experiences, forecasts were made for several parameters including mining productivity, processing plant capacity and recovery, direct and indirect operating costs, ongoing capital requirements, and diamond values. Other parameters such as underground mining productivity, ground conditions, water inflow, underground capital and operating costs, and losses and dilution are from detailed feasibility studies, phased construction work undertaken between 2005 and 2009, and experiences from ore production from calendar 2010 to 2013. All government regulatory requirements for present and proposed mining have been met. Cash flow modeling was used solely to test that the economics of the mineral reserves are positive, however, it is not a forecast of either DDMI’s or the Company’s share of cash flow from the Diavik Diamond Mine.

The reserves are expected to be mined as planned, so mineability is not a factor in determining the confidence class into which the reserves are placed. Therefore, the mineral reserves are classed according to geological confidence.

Measured resources within engineered mine designs that provide positive cash flows are considered to be proven reserves.

Indicated resources within engineered mine designs that provide positive cash flows are considered to be probable reserves.

Inferred resources are not considered to have sufficient geological confidence to be converted into any reserve classification regardless of economic merit.

Other Relevant Data and Information

Production from mine start-up to September, 2012 has been by conventional open pit mining from two pits. Underground production from two of three pipes began in February 2010. Calendar 2013 production was sourced solely from the underground, A-154 North underground (36.9%), A-154 South underground (27.8%) and A-418 underground (35.3%) .

The A-154 Pit and the A-418 Pit are adjacent to each other and were mined simultaneously and interchangeably by the same crew. The A-154 Pit pre-stripping commenced in September 2002 and achieved sustainable production capability in December 2002. Commercial operations began in August 2003. The A-418 Pit pre-stripping commenced in December 2006, achieved sustainable ore production during 2008, and was the dominant ore source for calendar 2011 and 2012 because the A-154 Pit reached depletion in 2010. The A-418 Pit was depleted in September 2012. Meanwhile, underground mining has been the sole source of production from September 2012 onward.

In both the open pit and underground mining areas, ore and waste is drilled and blasted, then loaded into mine haulage trucks. Waste is hauled to designated rock dumps and ore is hauled to the processing plant. Mining is supported by mobile ancillary equipment (e.g. graders, rock bolters, and service vehicles), dewatering pump systems, bulk explosives delivery equipment and blasters, field and shop maintenance services, geologists, and engineering and field control. Work is performed around the clock, year-round, and most personnel work a 12-hour shift.

Processing involves crushing, screening, separation in dense media (ferro-silicon) and x-ray sorting. No chemicals or reagents are used.

Rough diamonds are flown from the Diavik Diamond Mine to the production splitting facility in Yellowknife where the diamonds are cleaned, sorted and split into DDDLP’s 40% share and DDMI’s 60% share. The limited partnership’s share of the diamonds is transported to Toronto for further sorting and then sale into international markets.

The Diavik Diamond Mine has at all times since inception been in compliance with all permits and there are no outstanding liabilities or charges known at this time. All permits are current. The mine holds ISO 14001 certification. A full-time environmental staff is responsible for monitoring, directing, reporting and communicating on environmental matters.

Other Property

460000
485000
510000
535000
560000
585000
610000
635000
7200000
7175000
7150000
7125000
7100000
Dominion Diamond
Pigeon
Sable
Koala North
Koala
Fox
Jay
Misery
A154-N
A154-S
A418
A-21
Diavik Diamond Mines Inc.
Dominion Diamond
DDC EKATI PROJECT
MINERAL TENURE - LAC DU GRAS
DOMINION DIAMOND
FIGURE

In September 2011, Dominion Diamond Holdings Ltd. and its wholly owned subsidiary 6355137 Canada Inc. (collectively “Dominion Diamond”) entered into an option agreement with North Arrow Minerals Inc. (“North Arrow”) and Springbok Holdings Inc., (“Springbok”) in regards to their Lac de Gras properties in the Northwest Territories.

Dominion Diamond’s Lac de Gras property covers 226,000 acres and is contiguous with property held by North Arrow that covers over 81,000 acres. Under the terms of the agreement, the two properties collectively have formed a “joint venture property”. In order for the option to vest, the Company is to carry out exploration on the joint venture property, making expenditures of at least C$5,000,000 over a five year period from 2012 to 2017. Upon vesting, a joint venture will be formed, in which the Company will hold a 55% interest, and North Arrow and Springbok will equally share a 45% interest, in the entire joint venture property.

The joint venture property forms a very large, contiguous block located within the prolific Lac de Gras diamondiferous kimberlite field in Canada's Northwest Territories, home to some of the richest diamond deposits in the world. The joint venture property directly adjoins the mineral leases that host the Diavik Diamond Mine, located only 10 km to the north and the Ekati Diamond Mine which is located 40 km to the northwest. The trend line defined by Diavik’s mine project kimberlites runs directly through the centre of the joint venture property, while the trend line defined by Ekati’s mine project kimberlites crosses the western portion of the joint venture property.

Previous exploration has been carried out on portions of the joint venture property, but traditional surface till sampling for kimberlite mineral indicator trains had been hampered by thick glacial till cover in the project area. A systematic basal till sampling program was initiated by the Company in early April of 2013, in which a track mounted reverse circulation drill was used to sample a complete till column and reach basal till not accessed by previous sampling.

In 2013, the Company staked 54,000 acres of minerals claims to add to the 226,000 acres previously staked in 2010. A total of 81,000 acres in mineral leases were obtained through a joint venture agreement with North Arrow Minerals in 2012.

The current ground package lies along the prospective geological trend to the southwest of the existing Diavik mine bringing the total land holding up to 361,000 acres. A total of 757 reverse circulation holes were drilled on the property through the overburden and down to bedrock on a grid pattern with holes spaced at 1,000m along lines spaced 3,000m apart. In total 1,704 samples were collected from these holes. All samples were sent for assay of chemical and mineral signatures of potentially diamond bearing kimberlites. Results have identified at least four areas of anomalous kimberlite indicator mineral counts. Further processing and evaluation of these results is being conducted to determine the best path forward. This may include geophysics, additional overburden drilling and/or bed rock diamond drilling.

Social and Environmental Policies

Social and Environmental Licenses and Policies at the Ekati Diamond Mine
The Company operates the Ekati Diamond Mine under an Environmental Agreement with the Government of Canada and the Government of the Northwest Territories that was concluded in 1997. The agreement is binding over the life-of-mine until full and final reclamation has been completed. The Environmental Agreement provides for an Independent Environmental Monitoring Agency which acts as an independent reviewer. In connection with the process of Devolution, we expect the Government of the Northwest Territories to assume the responsibilities and obligations of the Government of Canada under the Environmental Agreement and the Government of Canada will no longer be a party to the agreement.

A number of environmental monitoring programs are in place at the Ekati Diamond Mine, and include ongoing assessments of water quality, fish habitats, seepage, wildlife, re-vegetation, air quality, and geotechnical stability.

Compliance with environmental requirements and agreements is reported publicly on an annual basis through various agencies such as the WLWB. A Renewal Water Licence was issued by the WLWB in August 2013, and has a term to 2021. A process to amend the existing Water Licence to incorporate the Lynx kimberlite pipe, approved in November 2013 by the WLWB, is scheduled to be complete in the third quarter of 2014, in advance of planned work at the Lynx site. The Water Licence requires that the Company provide financial security for reclamation of the Ekati Diamond Mine according to the approved Interim Closure and Reclamation Plan. The amount of security increased in the Renewal Water Licence issued in August 2013, and is currently set at C$263.7 million (inclusive of the Sable property). The increase was anticipated, and the WLWB and government agencies largely accepted the Company’s proposals. The Company has as at January 31, 2014 posted letters of credit of C$127 million with the Government of Canada supported by restricted cash in support of the reclamation obligations for the Ekati Diamond Mine, and has provided a proposal to the Government of the Northwest Territories and the Government of Canada on an appropriate form of security. The Company also provides the Federal government with C$900,000 in financial security as required under the four Fisheries Act Authorizations.

The initial regulatory submissions for the Jay-Cardinal pipes in October 2013 enabled the planned referral of the project to environmental assessment in November 2013. The final Terms of Reference and interim draft work plan for the environmental assessment of the Jay-Cardinal pipes were issued by the MVRB in February 2014. The Company expects to submit its Developer’s Assessment Report for the Jay-Cardinal kimberlite pipes in June 2014.

The Ekati Diamond Mine currently holds the appropriate social licenses to operate. A SocioEconomic Agreement was concluded with the Government of the Northwest Territories, and has been in place since 1996. Four IBAs have also been concluded; current relationships with each of the IBA groups are considered positive and are maintained through regular meetings and communications. The Company currently provides financial support for projects that support the development of long-term sustainable community initiatives. The Company also works to incorporate the use of traditional knowledge in environmental monitoring programs by involving communities in the programs and teaching the environmental staff the traditional way of the land.

The Company has a strong community engagement program, which provides for two-way dialogue with the affected Aboriginal communities. Since taking ownership of the Ekati Diamond Mine in April 2013, senior executives have been in regular contact with Aboriginal leadership, and have made numerous community visits for pubic presentations about the Company and the new projects being proposed.

Aboriginal Issues and Local Resources at the Diavik Diamond Mine
The Diavik Diamond Mine at Lac de Gras, Northwest Territories, Canada, is located within Tlicho lands as defined by the Tlicho Land Claims and Self-Government Agreement signed in 2003 by the Dogrib Treaty 11 Council (now the Tlicho Government), the Government of the Northwest Territories and the Government of Canada. The Tlicho Land Claims and Self-Government Act received Royal Assent in 2005. This legislation resulted in the first combined comprehensive land claim and self-government agreement in the Northwest Territories. Additionally, the Akaitcho Dene First Nations, comprised of Yellowknives and Chipewyan First Nations peoples are currently negotiating a combined land, resources, and self-government agreement in which the Akaitcho people assert interest in the Lac de Gras area. Five Aboriginal groups have asserted land claim interests in the Lac de Gras area, including the Tlicho Government, the Lutsel K’e Dene First Nation, Yellowknives Dene First Nation, the North Slave Metis Alliance and the Kitikmeot Inuit Association.

With increasing recognition in Canada of Aboriginal rights to land, the federal government created legislation giving Aboriginal people the right to share in the regulation of natural resource development, including land and water use licensing of mining projects. A major federal legislative initiative, the Mackenzie Valley Resource Management Act, became law in December 1998, succeeding the Canadian Environmental Assessment Act as the legislative authority regulating the Diavik Diamond Mine on March 31, 2000. Under the Tlicho Agreement, the new Wek’eezhii Land and Water Board was created and it was this board that, in 2007, recommended water licence renewal.

DDMI has negotiated private Participation Agreements with each of the five Aboriginal groups, under a policy based on mutual respect, active partnership and long-term commitment. The Participation Agreements provide mine-related training, employment, business development, and capacity-building opportunities to members of the five Aboriginal groups. All five Aboriginal Participation Agreements have resulted in training, employment, and business opportunities, and relations with the Diavik Diamond Mine’s neighbouring communities are positive. DDMI and four Aboriginal groups have renewed the Participation Agreements with efforts to renew a fifth agreement continuing.

DDMI has a socio-economic monitoring agreement with the Government of the Northwest Territories with the five Aboriginal groups as signatories. DDMI has an Environmental Agreement with the governments of Canada and the Northwest Territories and the five Aboriginal groups.

DDMI, on behalf of the Joint Venture, through the Participation Agreements, community projects, donations and scholarship funding, contributes approximately C$5 million annually to local communities. DDMI, as a northern Canadian business, has a policy of maximizing the number of employees from the North, including the Aboriginal communities. Employment of northern residents, and in particular Aboriginal residents, is a priority, and DDMI has committed to use best efforts to fill 66% of the mine’s operations jobs with northern residents, of which 40% would be Aboriginal northerners. In terms of workforce numbers, DDMI continues to exceed its feasibility study workforce projections. Figures are published publicly twice annually in reports submitted to the NWT Government and Aboriginal communities.

Environmental Requirements for the Diavik Diamond Mine
The Diavik Diamond Mine is subject to environmental requirements and conditions of operation contained in several statutes and administered by Canadian federal and Northwest Territorial authorities. In addition to federal and territorial requirements, DDMI must also comply with the Environmental Agreement (previously mentioned) and with Rio Tinto Environmental Standards. These requirements and conditions may change from time to time, and a breach of legislation may result in the imposition of fines or penalties. Environmental legislation continues to evolve in a manner such that standards, enforcement, fines and penalties for non-compliance are becoming stricter. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies, directors, officers and employees. The cost of compliance with changes in government regulations has the potential to reduce the profitability of future operations. To the best of the Company’s knowledge, the Diavik Diamond Mine is in compliance with environmental laws and regulations currently in effect in the Northwest Territories applicable to its operations.

Federal requirements are administered by Environment Canada, Fisheries and Oceans, the Department of Indian Affairs and Northern Development, Natural Resources Canada and Transport Canada. Environmental laws and regulations that have a potential impact on the Diavik Diamond Mine include those that protect air quality, water quality, archeological sites, migratory birds, animals, and fish. Other important laws and regulations applicable to the Diavik Diamond Mine are those that regulate mine development, land use, water use and waste disposal, release of contaminants, water spills, spill response, transportation of dangerous goods, explosives use and the maintenance of navigable channels. As a result of the Devolution Agreement, responsibility for the administration and management of public lands, water, mineral and other natural resources in the Northwest Territories will transfer from the Government of Canada to the Government of Northwest Territories effective as of April 1, 2014. The Government of the Northwest Territories became responsible for the management of onshore lands, the issuance of rights and interests with respect to onshore minerals, and collection of royalties in the Northwest Territories. The Government of Canada will retain responsibility for the remediation of existing contaminated waste sites, the administration of offshore lands and the negotiation of Aboriginal Rights agreements.

Northwest Territories’ requirements are administered by the various territorial government departments and Workers’ Safety and Compensation Commission-Prevention Services. Laws and regulations that might impact the Diavik Diamond Mine include those that protect heritage resources, wildlife and the environment and those that regulate workplace safety, mine safety, training in the handling of dangerous materials, road transportation, air quality, and the use of hazardous substances and pesticides. The Coppermine River, which has its source in Lac de Gras, flows from the Northwest Territories into the Territory of Nunavut. In August 2000, the Diavik Diamond Mine was issued with a Type “A” Water License with associated engineering and management plans required under the licence being approved by the Mackenzie Valley Land and the WLWB three months later. The federal government has renewed the Diavik water licence to October 31, 2015. The regional WLWB, created under the Tlicho agreement, recommended licence renewal after an intensive two-year public review. The licence was granted subject to increased environmental monitoring, reporting and management controls.

Requirements in the Environmental Agreement are monitored by the Environmental Monitoring Advisory Board (EMAB), which was established as part of the agreement. EMAB includes board members from each of the signatories to the Environmental Agreement (the Parties) and operates at arm’s length and independent of the Parties as a public watchdog of the regulatory process and implementation of the Environmental Agreement.

Rio Tinto Standards set out minimum requirements for all Rio Tinto operations related to Health, Safety and Environment. Implementation of the standards is monitored and verified internally by DDMI and through third-party audits conducted by Rio Tinto auditors every three years.

Risks and Uncertainties

The Company is subject to a number of risks and uncertainties as a result of its operations. In addition to the other information contained in this Annual Information Form and the Company’s other publicly filed disclosure documents, readers should give careful consideration to the following risks, each of which could have a material adverse effect on the Company’s business prospects or financial condition.

Nature of Mining
The Company’s mining operations are subject to risks inherent in the mining industry, including variations in grade and other geological differences, unexpected problems associated with required water retention dikes, water quality, surface and underground conditions, processing problems, equipment performance, accidents, labour disputes, risks relating to the physical security of the diamonds, force majeure risks and natural disasters. Particularly with underground mining operations, inherent risks include variations in rock structure and strength as it impacts on mining method selection and performance, de-watering and water handling requirements, achieving the required crushed rock-fill strengths, and unexpected local ground conditions. Hazards, such as unusual or unexpected rock formations, rock bursts, pressures, collapses, flooding or other conditions, may be encountered during mining. Such risks could result in personal injury or fatality; damage to or destruction of mining properties, processing facilities or equipment; environmental damage; delays, suspensions or permanent reductions in mining production; monetary losses; and possible legal liability.

The Company’s mineral properties, because of their remote northern location and access only by winter road or by air, are subject to special climate and transportation risks. These risks include the inability to operate or to operate efficiently during periods of extreme cold, the unavailability of materials and equipment, and increased transportation costs due to the late opening and/or early closure of the winter road. Such factors can add to the cost of mine development, production and operation and/or impair production and mining activities, thereby affecting the Company’s profitability.

Nature of Interest in Diavik Diamond Mine
DDDLP holds an undivided 40% interest in the assets, liabilities and expenses of the Diavik Diamond Mine and the Diavik group of mineral claims. The Diavik Diamond Mine and the exploration and development of the Diavik group of mineral claims is a joint arrangement between DDMI (60%) and DDDLP (40%), and is subject to the risks normally associated with the conduct of joint ventures and similar joint arrangements. These risks include the inability to exert influence over strategic decisions made in respect of the Diavik Diamond Mine and the Diavik group of mineral claims, including the inability to control the timing and scope of capital expenditures, and risks that DDMI may change the mine plan. By virtue of DDMI’s 60% interest in the Diavik Diamond Mine, it has a controlling vote in virtually all Diavik Joint Venture management decisions respecting the development and operation of the Diavik Diamond Mine and the development of the Diavik group of mineral claims. Accordingly, DDMI is able to determine the timing and scope of future project capital expenditures, and therefore is able to impose capital expenditure requirements on DDDLP that the Company may not have sufficient cash to meet. A failure to meet capital expenditure requirements imposed by DDMI could result in DDDLP’s interest in the Diavik Diamond Mine and the Diavik group of mineral claims being diluted.

Diamond Prices and Demand for Diamonds
The profitability of the Company is dependent upon the Company’s mineral properties and the worldwide demand for and price of diamonds. Diamond prices fluctuate and are affected by numerous factors beyond the control of the Company, including worldwide economic trends, worldwide levels of diamond discovery and production, and the level of demand for, and discretionary spending on, luxury goods such as diamonds. Low or negative growth in the worldwide economy, renewed or additional credit market disruptions, natural disasters or the occurrence of terrorist attacks or similar activities creating disruptions in economic growth could result in decreased demand for luxury goods such as diamonds, thereby negatively affecting the price of diamonds. Similarly, a substantial increase in the worldwide level of diamond production or the release of stocks held back during recent periods of lower demand could also negatively affect the price of diamonds. In each case, such developments could have a material adverse effect on the Company’s results of operations.

Cash Flow and Liquidity
The Company’s liquidity requirements fluctuate from quarter to quarter and year to year depending on, among other factors, the seasonality of production at the Company’s mineral properties, the seasonality of mine operating expenses, exploration expenses, capital expenditure programs, the number of rough diamond sales events conducted during the quarter, and the volume, size and quality distribution of rough diamonds delivered from the Company’s mineral properties and sold by the Company in each quarter. The Company’s principal working capital needs include investments in inventory, prepaid expenses and other current assets, and accounts payable and income taxes payable. There can be no assurance that the Company will be able to meet each or all of its liquidity requirements. A failure by the Company to meet its liquidity requirements could result in the Company failing to meet its planned development objectives, or in the Company being in default of a contractual obligation, each of which could have a material adverse effect on the Company’s business prospects or financial condition.

Economic Environment
The Company’s financial results are tied to the global economic conditions and their impact on levels of consumer confidence and consumer spending. The global markets have experienced the impact of a significant US and international economic downturn since autumn 2008. A return to a recession or weak recovery, due to recent disruptions in financial markets in the US, the Eurozone or elsewhere, budget policy issues in the US and political upheavals in the Middle East, could cause the Company to experience revenue declines due to deteriorated consumer confidence and spending, and a decrease in the availability of credit, which could have a material adverse effect on the Company’s business prospects or financial condition. The credit facilities essential to the diamond polishing industry are largely underwritten by European banks that are currently under stress. The withdrawal or reduction of such facilities could also have a material adverse effect on the Company’s business prospects or financial condition. The Company monitors economic developments in the markets in which it operates and uses this information in its continuous strategic and operational planning in an effort to adjust its business in response to changing economic conditions.

Currency Risk
Currency fluctuations may affect the Company’s financial performance. Diamonds are sold throughout the world based principally on the US dollar price, and although the Company reports its financial results in US dollars, a majority of the costs and expenses of the Company’s mineral properties are incurred in Canadian dollars. Further, the Company has a significant deferred income tax liability that has been incurred and will be payable in Canadian dollars. The Company’s currency exposure relates to expenses and obligations incurred by it in Canadian dollars. The appreciation of the Canadian dollar against the US dollar, therefore, will increase the expenses of the Company’s mineral properties and the amount of the Company’s Canadian dollar liabilities relative to the revenue the Company will receive from diamond sales. From time to time, the Company may use a limited number of derivative financial instruments to manage its foreign currency exposure.

Licences and Permits
The Company’s mining operations require licences and permits from the Canadian and Northwest Territories governments, and the process for obtaining and renewing of such licences and permits often takes an extended period of time and is subject to numerous delays and uncertainties. Such licences and permits are subject to change in various circumstances. Failure to comply with applicable laws and regulations may result in injunctions, fines, criminal liability, suspensions or revocation of permits and licences and other penalties. There can be no assurance that DDMI, as the operator of the Diavik Diamond Mine, or the Company has been or will be at all times in compliance with all such laws and regulations and with its applicable licences and permits, or that DDMI or the Company will be able to obtain on a timely basis or maintain in the future all necessary licences and permits that may be required to explore and develop their properties, commence construction or operation of mining facilities and projects under development or to maintain continued operations.

Regulatory and Environmental Risks
The operation of the Company’s mineral properties are subject to various laws and regulations governing the protection of the environment, exploration, development, production, taxes, labour standards, occupational health, waste disposal, mine safety, and other matters. New laws and regulations, amendments to existing laws and regulations, or more stringent implementation or changes in enforcement policies under existing laws and regulations could have a material adverse effect on the Company by increasing costs and/or causing a reduction in levels of production from the Company’s mineral properties.

Mining is subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of mining operations. To the extent that the Company’s operations are subject to uninsured environmental liabilities, the payment of such liabilities could have a material adverse effect on the Company.

The environmental agreements relating to the Diavik Diamond Mine and the Ekati Diamond Mine require that security be provided to cover estimated reclamation and remediation costs. The operator of the Diavik Joint Venture has fulfilled such obligations for the security deposits by posting letters of credit, of which DDDLP’s share as at January 31, 2014 was $58 million based on its 40% ownership interest in the Diavik Diamond Mine. There can be no assurance that the operator will continue its practice of posting letters of credit in fulfillment of this obligation, in which event DDDLP would be required to post its proportionate share of such security directly, which would result in additional constraints on liquidity. In June 2013, the WLWB adjusted the total reclamation liability for the Ekati Diamond Mine (inclusive of the Sable property) to reflect the revised Interim Closure and Reclamation Plan, and this liability is currently set at C$263.7 million. The Company has as at January 31, 2014 posted letters of credit of C$127 million with the Government of Canada supported by restricted cash in support of the reclamation obligations for the Ekati Diamond Mine. The Company has provided a proposal to the Government of the Northwest Territories and the Government of Canada on an appropriate form of security. As reclamation and remediation cost estimates are updated and revised, the Company expects that it will be required to post additional security for those obligations, which could result in additional constraints on liquidity.

Climate Change
The Canadian government has established a number of policy measures in response to concerns relating to climate change. While the impact of these measures cannot be quantified at this time, the likely effect will be to increase costs for fossil fuels, electricity and transportation; restrict industrial emission levels; impose added costs for emissions in excess of permitted levels; and increase costs for monitoring and reporting. Compliance with these initiatives could have a material adverse effect on the Company’s results of operations.

Resource and Reserve Estimates
The Company’s figures for mineral resources and ore reserves are estimates, and no assurance can be given that the anticipated carats will be recovered. The estimation of reserves is a subjective process. Forecasts are based on engineering data, projected future rates of production and the timing of future expenditures, all of which are subject to numerous uncertainties and various interpretations. The Company expects that its estimates of reserves will change to reflect updated information as well as to reflect depletion due to production. Reserve estimates may be revised upward or downward based on the results of current and future drilling, testing or production levels, and on changes in mine design. In addition, market fluctuations in the price of diamonds or increases in the costs to recover diamonds from the Company’s mineral properties may render the mining of ore reserves uneconomical.

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to the uncertainty that may attach to inferred mineral resources, there is no assurance that mineral resources will be upgraded to proven and probable ore reserves.

Insurance
The Company’s business is subject to a number of risks and hazards, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, risks relating to the physical security of diamonds held as inventory or in transit, changes in the regulatory environment, and natural phenomena such as inclement weather conditions. Such occurrences could result in damage to the Company’s mineral properties, personal injury or death, environmental damage to the Company’s mineral properties, delays in mining, monetary losses and possible legal liability. Although insurance is maintained to protect against certain risks in connection with the Company’s mineral properties and the Company’s operations, the insurance in place will not cover all potential risks. It may not be possible to maintain insurance to cover insurable risks at economically feasible premiums.

Fuel Costs
The expected fuel needs for the Company’s mineral properties are purchased periodically during the year for storage, and transported to the mine site by way of the winter road. These costs will increase if transportation by air freight is required due to a shortened “winter road season” or unexpected high fuel usage.

The cost of the fuel purchased is based on the then prevailing price and expensed into operating costs on a usage basis. The Company’s mineral properties currently have no hedges for their future anticipated fuel consumption.

Reliance on Skilled Employees
Production at the Company’s mineral properties is dependent upon the efforts of certain skilled employees. The loss of these employees or the inability to attract and retain additional skilled employees may adversely affect the level of diamond production.

The Company’s success in marketing rough diamonds is dependent on the services of key executives and skilled employees, as well as the continuance of key relationships with certain third parties, such as diamantaires. The loss of these persons or the Company’s inability to attract and retain additional skilled employees or to establish and maintain relationships with required third parties may adversely affect its business and future operations in marketing diamonds.

Labour Relations
The Company is party to a collective bargaining agreement at its Ekati Diamond Mine operation which will expire on August 31, 2014. The Company expects to begin re-negotiations on this labour agreement early in calendar 2014. If the Company is unable to renew this agreement, or if the terms of any such renewal are materially adverse to the Company, then this could result in work stoppages and other labour disruptions, or otherwise materially impact the Company, all of which could have a material adverse effect on the Company’s business, results from operations and financial condition.

DIVIDENDS

On March 19, 2009, the Company announced that it had suspended its dividend for the time being. Dividends totaling $0.20, $0.80 and $1.00 per common share were paid in fiscal 2009, fiscal 2008 and fiscal 2007, respectively.

DESCRIPTION OF CAPITAL STRUCTURE

The authorized capital of the Company consists of an unlimited number of common shares. Holders of common shares are entitled to receive notice of, attend and vote at all meetings of the shareholders of the Company. Each common share carries the right to one vote in person or by proxy at all meetings of the shareholders of the Company. The holders of common shares are entitled to receive dividends as and when declared by the Board of Directors of the Company. Subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of the Company, the holders of the common shares are entitled to receive the remaining property of the Company in the event of liquidation, dissolution or winding-up of the Company.

MARKET FOR SECURITIES

The Company’s common shares have been listed for trading on the Toronto Stock Exchange (“TSX”) (symbol ABZ) since March 7, 1988. On November 19, 2007 the trading symbol on the TSX changed to “HW” following the change of the Company’s name to Harry Winston Diamond Corporation. Effective March 26, 2013, the trading symbol on the TSX changed to “DDC” following the change of the Company’s name to Dominion Diamond Corporation pursuant to the short form amalgamation. The Company is a reporting issuer, or equivalent, in each of the provinces and territories of Canada.

The Company’s common shares were listed for trading on the Small Cap Market of the National Association of Securities Dealers Automated Quotations system (“NASDAQ”) on March 20, 1989, but trading on NASDAQ ceased on November 16, 2007. On November 19, 2007, the Company’s common shares began trading on the New York Stock Exchange (“NYSE”) under the ticker symbol “HWD”. Effective March 26, 2013, the trading symbol on the NYSE changed to “DDC”.

Trading Price and Volume
The following table outlines the 52-week trading history, as well as monthly trading history during the period from February 2013 to January 2014 for Dominion Diamond Corporation shares on the TSX for the Company’s fiscal year ended January 31, 2014:

52 - Week High:	C$17.43
52 - Week Low:	C$12.31
Average Daily Volume:	93,421

Month	High (C$)	Low (C$)	Average Daily Volume
February (2012)	16.15	14.38	279,315
March	17.43	15.76	102,071
April	17.00	14.89	93,053
May	16.70	15.10	54,453
June	15.85	14.20	58,603
July	15.66	14.26	48,626
August	14.62	13.11	72,375
September	13.72	12.31	156,421
October	14.44	12.41	63,876
November	14.50	13.80	58,024
December	15.25	14.03	87,583
January (2013)	16.68	14.81	72,254

DIRECTORS AND OFFICERS

Name, Occupation and Security Holding
The names, municipalities of residence, current positions with the Company as of the date of this Annual Information Form and principal occupations (as of January 31, 2014 and the preceding five years) of each of the directors of the Company are as follows (such information not being within the knowledge of the Company, it has been furnished by each director individually):

Name of Director	Biography
Graham G. Clow(2)(4) Director since February 15, 2013

Graham Clow, age 63, of Toronto, Ontario, Canada, brings more than 40 years’ experience in all aspects of mine exploration, feasibility, finance, development, construction, operations, and closure to the Board. Appointed a director in February 2013, Mr. Clow is the Chairman of the Board of Roscoe Postle Associates Inc. Prior to joining Roscoe Postle Associates Inc., Mr. Clow held senior executive positions, including Chief Executive Officer and operating responsibility for several publicly listed mining companies. He has lived and worked extensively in mining operations in northern Canada. He is a Designated Consulting Engineer under the Association of Professional Engineers of Ontario and Fellow of the Canadian Institute of Mining, Metallurgy and Petroleum. For a number of years he was an Adjunct Professor at the Lassonde Mineral Institute, University of Toronto, where he lectured in resource and reserve estimation. Mr. Clow has degrees in Geological Engineering and Mining Engineering from Queen's University. He currently serves on the Board of African Barrick Gold plc.

Robert A. Gannicott Chairman and Chief Executive Officer Director since June 19, 1992

Robert A. Gannicott, age 66, of Toronto, Ontario, Canada, was appointed the Chief Executive Officer of the Corporation in September 1999, and was appointed Chairman of the Board on June 22, 2004. A geologist, Mr. Gannicott has worked extensively in the Northwest Territories and in Greenland. He has chaired the OSC/CIMM Committee to establish reporting guidelines for the diamond industry. He currently serves on the board of The Canadian Polar Commission and Capricorn Minerals Limited, a wholly owned subsidiary of Cairn Energy plc.

Noel Harwerth(5)(6) Director since June 4, 2008

Noel Harwerth, age 66, of London, England, served as Chief Operating Officer of Citibank International PLC from 1998 to 2003. Prior to that, she served as Chief Tax Officer of Citigroup, Dun & Bradstreet Corporation and Kennecott Copper Corporation. She holds a Juris doctor degree from the University of Texas Law School. She currently serves on the board of directors of Sumitomo Mitsui Banking Corporation Europe Limited, GE Capital Bank Limited, Alent plc, The London Metal Exchange and Standard Life plc.

Name of Director	Biography
Daniel Jarvis(1)(2)(3) Director since June 4, 2008

Daniel Jarvis, age 63, of Vancouver, British Columbia, Canada, served as Vice-Chair and Chief Financial Officer of Concert Properties Ltd., a real estate development and investment firm from 2009 to 2011. From 1989 to 2007 Mr. Jarvis held a number of senior executive positions with Intrawest Corporation; including Executive Vice President and Chief Financial Officer. Mr. Jarvis was instrumental in taking Intrawest public in 1990 and guided the financial strategy of the company as it grew from a regional multi- family real estate developer to become North America's largest resort developer and a leading operator of year- round resorts. Previously, Mr. Jarvis had been Chief Financial Officer of BCE Development Corporation and Treasurer of BCE, Canada's largest telecommunications company. Mr. Jarvis serves on the board of Concert Infrastructure FT Inc. and has served on the boards of Concert Properties Ltd., Intrawest Corporation, BCE Development Corporation, New Brunswick Telephone Limited, the Canada Tourism Commission and BC Pavilion Corporation. He holds a Bachelor's degree in Economics from Queen’s University and an MBA from Harvard University.

Tom Kenny(1)(2)(4) Director since July 19, 2013

Tom Kenny, age 56, of Edmonton, Alberta, Canada, was appointed Chairman of the Board of RTL Westcan Group of Companies in January 2013, a leading bulk commodity hauler in Western and Northern Canada. He was a director as well as the Chief Executive Officer of RTL Westcan from 2007 until 2013, and prior to that he was the General Manager in charge of Westcan Bulk. He started his career in 1974 as an owner operator and has an extensive operating and logistics background. Tom has served on the board of directors for the Canadian Trucking Alliance, and was involved for several years with the Alberta Motor Transport Association, including a term as President.

Manuel Lino Silva de Sousa- Oliveira (“Ollie Oliveira”) (1)(3) Director since July 19, 2013

Ollie Oliveira, age 62, of London, England, has over 30 years’ experience in the natural resources and mining industry, corporate finance and operational and strategic roles. Until 2007, Mr. Oliveira held various senior executive positions with Anglo American and De Beers groups, including Executive Director, Corporate Finance, Head of Strategy and Business Development. He is both a Chartered Accountant and a Chartered Management Accountant, and in his career with Anglo American Corporate Finance, and De Beers has led and managed corporate finance assignments totalling in excess of US $28 billion. Mr. Oliveira received a B.Com degree and a post-graduate diploma in accounting and economics from the University of Natal. He currently serves on the board of directors of Antofagasta plc and Ferrous Resources Limited. He is currently managing partner of Greengrove Capital LLP.

Name of Director	Biography
Fiona Perrott-Humphrey Director since February 24, 2014

Dr. Fiona Perrott-Humphrey, age 59, of London, England, brings broad experience both as an Investment Analyst and as a Senior Adviser to mining companies. She spent six years in academia and financial journalism in South Africa before moving to the UK in 1986. Until 2003, she was consistently rated as one of the top investment analysts in mining for major financial institutions in the City of London, ending up as head of European Mining research for SSMB (part of Citigroup). In 2003, she set up her own consultancy and in 2006, published the book "Understanding Junior Miners" to help investors, fund managers and mining companies understand the specialist geological and mining issues facing early stage juniors. As a Senior Consultant with the Rothschild mining team in London, Dr. Perrott-Humphrey currently continues her role as adviser to global mining companies, particularly in relation to industry trends, capital markets and strategy.

Chuck Strahl(3)(4) Director since November 9, 2012

The Honourable Chuck Strahl, age 57, of Chilliwack, British Columbia, Canada, brings extensive experience and understanding of government, regulations, and northern affairs to the Board. Mr. Strahl left his successful logging and road building company to be elected to the Canadian House of Commons in 1993, eventually serving in six consecutive Parliaments before retiring from politics on the eve of the 2011 election. While in office, Mr. Strahl served at different times as Minister of Agriculture, Minister of Indian and Northern Affairs, and Minister of Transport and Infrastructure. Mr. Strahl is the Chair of the Manning Centre for Building Democracy (a not-for-profit organization). He has completed the Directors Education Program at the University of Calgary. Mr. Strahl is also the Honorary Lieutenant Colonel of the Royal Westminster Regiment, and a member of the Privy Council.

(1)	Member of the Audit Committee.
(2)	Member of the Human Resources & Compensation Committee.
(3)	Member of the Nominating & Corporate Governance Committee.
(4)	Member of the Health, Safety & Environmental Committee.
(5)

Noel Harwerth resigned as the Chair and as a member of the Audit Committee on January 24, 2014, Ollie Oliveira was appointed the Chair of the Committee and Tom Kenny was appointed as a member of the Committee on January 24, 2014 to fill such vacancy.

(6)	Noel Harwerth resigned as a member of the Human Resources & Compensation Committee on January 24, 2014 and Daniel Jarvis was appointed as a member of the Committee to fill such vacancy.

The directors of the Company are elected annually and hold office until the next annual meeting of shareholders or until their successors in office are duly elected or appointed, unless a director’s office is earlier vacated in accordance with the bylaws of the Company or the Canada Business Corporations Act, or he or she becomes disqualified to act as a director.

The principal occupations of each of the executive officers of the Company (other than Robert A. Gannicott who is a director as well as executive officer of the Company and whose information is included in the previous table) as of the date of this Annual Information Form and the preceding five years (such information not being within the knowledge of the Company, it has been furnished by each person individually) are as follows:

Name of Executive Officer	Biography
Brendan Bell, President, Dominion Diamond Holdings Ltd.

Brendan Bell of Yellowknife, Northwest Territories, Canada is President of the Company’s wholly owned subsidiary, Dominion Diamond Holdings Ltd. and is responsible for External Affairs and Human Resources. He joined the Company in July 2013. Prior to joining the Company, Mr. Bell served eight years in the Northwest Territories Legislative Assembly including terms as Minister Responsible for Energy and Mines, Minister Responsible for the Environment and Minister of Justice and Attorney General in the Government of the Northwest Territories.

Wendy Kei, Chief Financial Officer

Wendy Kei of Yellowknife, Northwest Territories, Canada, is the Company’s Chief Financial Officer. Having joined the Company in February 2004 as Corporate Controller, she was appointed Chief Financial Officer, Mining in 2011 and to her current position in 2013. Prior to joining the Company, she held various senior management roles with PricewaterhouseCoopers LLP and Sunoco Inc. Ms. Kei is a Chartered Professional Accountant, Chartered Accountant and a Certified Public Accountant (Delaware).

Chantal Lavoie, President, Dominion Diamond Ekati Corporation

Chantal Lavoie of Yellowknife, Northwest Territories, Canada is President of the Company’s wholly owned subsidiary, Dominion Diamond Ekati Corporation. He joined the Company in July 2013. Prior to joining the Company, he was the President and CEO of Crocodile Gold Corp. from 2011 to 2013. From 2003 to 2011, he held various positions with De Beers Canada Inc., including Chief Operating Officer. Mr. Lavoie is a mining engineer with more than 25 years of experience in open pit and underground mining including permitting, construction, operation and senior management. He has a deep understanding of remote, northern operating conditions and their inherent physical and social challenges.

James R.W. Pounds, Executive Vice-President of the Company and President of Dominion Diamond Marketing Corporation

James R.W. Pounds of Yellowknife, Northwest Territories, Canada is the Company’s Executive Vice- President and the President of Dominion Diamond Marketing Corporation, the Company’s wholly owned subsidiary. He joined the Company in August 2002 as the Managing Director of the Company’s Belgian subsidiary. Prior to joining the Company, he was Project Manager, De Beers Group following his position as Managing Director, Diamdel Israel (De Beers’ direct trading arm in Israel).

The information regarding share ownership, not being within the knowledge of the Company, it has been furnished by each person individually. The directors and executive officers of the Company, in the aggregate, beneficially own, directly or indirectly, or exercise control or direction over 1,167,461 common shares of the Company, representing approximately 1.4% of the issued and outstanding common shares as of April 17, 2014.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Other than as set forth below:

(a)

to the knowledge of the Company, no director or executive officer of the Company is, or has been in the last ten years, a director, chief executive officer or chief financial officer of any company that, while that person was acting in that capacity, (a) was the subject of a cease trade order or similar order, or an order that denied the relevant company access to any exemptions under securities legislation, for a period of more than 30 consecutive days; or (b) was subject to an event that resulted, after that person ceased to be a director or executive officer, in the relevant company being the subject of a cease trade or similar order, or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; and

(b)

to the knowledge of the Company, no director, executive officer or shareholder holding a sufficient number of securities to materially affect control of the Company (a) is or has been in the last ten years a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets or (b) has within the last ten years made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

On June 30, 2005, the Superior Court of Quebec (Commercial Division) granted an initial order to Campbell Resources Inc. under the Companies Creditors Arrangement Act. At the time of this order, Mr. Clow was serving as a director of Campbell Resources Inc. On February 23, 2007, the Monitor presented a Certificate of Execution with respect to the Plan of Arrangement confirming that Campbell Resources Inc. had executed all of its obligations pursuant to the Plan of Arrangement with its creditors.

On January 15, 2009, the Irish government announced its intention to nationalize Anglo Irish Bank Corporation plc, an Irish Stock Exchange and London Stock Exchange listed company, by taking it into public ownership. At the time of this announcement, Ms. Noel Harwerth was serving as a director of Anglo Irish Bank Corporation plc. Following the announcement, the ordinary shares of Anglo Irish Bank Corporation plc were temporarily suspended from the Official List by the United Kingdom’s Financial Services Authority on January 16, 2009. Ms. Harwerth resigned as a director of Anglo Irish Bank Corporation plc on January 19, 2009. Pursuant to the Anglo Irish Bank Corporation Act, 2009, the nationalization of Anglo Irish Bank Corporation plc was effective as of January 21, 2009. The listing and trading of Anglo Irish Bank Corporation plc’s ordinary shares were terminated on the same date.

Conflict of Interest
Mr. Gannicott is an employee of the Company. Other than the foregoing, there are no existing or potential material conflicts of interest between the Company or a subsidiary of the Company and any director or officer of the Company or of a subsidiary of the Company.

AUDIT COMMITTEE

The Audit Committee Charter as approved by the Board of Directors of the Company is included in Appendix 1. The members of the Audit Committee are Directors of the Company and are identified below.

Education and Experience
This section describes the education and experience of the Company’s Audit Committee members that are relevant to the performance of their responsibilities in that role.

The Board of Directors believes that the composition of the Audit Committee reflects a high level of financial literacy and expertise. Each member of the Audit Committee has been determined by the Board of Directors to be “independent” and “financially literate” as such terms are defined under Canadian and United States securities laws. The Board of Directors has also determined that Daniel Jarvis is a financial expert who has over 30 years’ experience in finance. Each other member of the Audit Committee currently is, or has previously been, in charge of, or a consultant to, a significant business operation, as president, chief executive officer, or chief operating officer of a public company. In this position, they would have actively supervised people engaged in preparing, auditing, analyzing or evaluating financial statements.

Ollie Oliveira, the Chair of the Audit Committee, has over 30 years’ experience in the natural resources and mining industry, corporate finance and operational and strategic roles. Until 2007, Mr. Oliveira held various senior executive positions with Anglo American and De Beers groups, including Executive Director, Corporate Finance, Head of Strategy and Business Development. He is both a Chartered Accountant and a Chartered Management Accountant, and in his career with Anglo American Corporate Finance, and De Beers has led and managed corporate finance assignments totalling in excess of US $28 billion. Mr. Oliveira received a B.Com degree and a post-graduate diploma in accounting and economics from the University of Natal. He currently serves on the board of directors and Audit Committee of Antofagasta plc and on the board of directors of Ferrous Resources Limited. He is currently managing partner of Greengrove Capital LLP.

Daniel Jarvis, served as Vice-Chair and Chief Financial Officer of Concert Properties Ltd., a real estate development and investment firm from 2009 to 2011. From 1989 to 2007 Mr. Jarvis held a number of senior executive positions with Intrawest Corporation; including Executive Vice President and Chief Financial Officer. Mr. Jarvis was instrumental in taking Intrawest public in 1990 and guided the financial strategy of the company as it grew from a regional multi-family real estate developer to become North America's largest resort developer and a leading operator of year-round resorts. Previously, Mr. Jarvis had been Chief Financial Officer of BCE Development Corporation and Treasurer of BCE, Canada's largest telecommunications company. Mr. Jarvis serves on the board of Concert Infrastructure FT Inc. and has served on the boards of Concert Properties Ltd., Intrawest Corporation, BCE Development Corporation, New Brunswick Telephone Limited, the Canada Tourism Commission and BC Pavilion Corporation. He holds a Bachelor's degree in Economics from Queen’s University and an MBA from Harvard University.

Tom Kenny, has served as the Chairman of the Board of RTL Westcan Group of Companies since January 2013, a leading bulk commodity hauler in Western and Northern Canada. He was a director as well as the Chief Executive Officer of RTL Westcan from 2007 until 2013, and prior to that he was the General Manager in charge of Westcan Bulk. He started his career in 1974 as an owner operator and has an extensive operating and logistics background. Tom has served on the board of directors for the Canadian Trucking Alliance, and was involved for several years with the Alberta Motor Transport Association, including a term as President.

Pre-Approval Policies and Procedures
The charter of the Audit Committee requires the Audit Committee to review and approve the engagement of the external auditors to perform non-audit services, together with the fees therefor, and the impact thereof, on the independence of the external auditors.

LEGAL PROCEEDINGS

The Company is not a party to any material legal proceedings, and there are no material legal proceedings to which any of the Company’s property is subject, and no such proceedings are known to be contemplated.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director, executive officer or person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10% of any class or series of the Company’s outstanding voting securities and no associate or affiliate of any of such persons or companies has any material interest, direct or indirect, in any transaction within the three most recently completed fiscal years or since the commencement of the Company’s last completed fiscal year or in any proposed transaction, which, in either case, has materially affected or is reasonably expected to materially affect the Company or any of its subsidiaries.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the common shares of the Company is CST Trust Company of Canada at its principal transfer office in Toronto, Ontario. The co-transfer agent for the common shares of the Company is Registrar and Transfer Company at its principal office in Cranford, New Jersey.

INTERESTS OF EXPERTS

Certain technical information contained in this Annual Information Form relating to the Ekati Diamond Mine was prepared by the Company under the supervision of Mats Heimersson, P. Eng., an employee of the Company and a Qualified Person within the meaning of National Instrument 43-101. To the knowledge of the Company, Mr. Heimersson did not beneficially hold, directly and indirectly, any of the outstanding common shares of the Company at the time of the preparation of the report.

Certain technical information contained in this Annual Information Form relating to the Diavik Diamond Mine as at December 31, 2013 has been prepared or reviewed by Calvin Yip, P.Eng., Mining Engineer, Principal Advisor, Strategic Planning of DDMI. To the knowledge of the Company, Mr. Yip did not beneficially hold, directly and indirectly, any of the outstanding common shares of the Company at the time of the preparation of the report. Pursuant to DDMI policy, Mr. Yip is prohibited from holding any common shares of the Company.

There is no other person or company whose profession or business gives authority to a statement made by such person or company and who is named as having prepared or certified a statement, report of valuation described or included in a filing, or referred to in a filing, made under National Instrument 51-102 of the Canadian Securities Administrators by the Company during, or related to, its most recently completed financial year other than KPMG LLP, the Company’s external auditors. KPMG LLP are the auditors of the Company and have confirmed that they are independent with respect to the Company within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations, and also that they are independent accountants with respect to the Company under all relevant US professional and regulatory standards.

MATERIAL CONTRACTS

The Company has not entered into any contracts outside of the ordinary course of business since January 1, 2002 which are currently material to the Company.

EXPERTS

The auditor of the Company is KPMG LLP.

External Auditor Service Fees
Fees paid to KPMG LLP during the years ended January 31, 2014 and 2013 were as follows:

	2014 (US$)	2013 (US$)
Audit Fees(1)	1,373,078	1,870,914
Audit Related Fees(2)	41,871	46,000
Tax Fees(3)	30,927	191,632
All Other Fees	-	-

(1)	Includes audit and review services.
(2)	Includes IFRS consultation and various audit services required as per legal obligations.
(3)	Primarily tax advisory services.

ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com. Further, additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans is contained in the Company’s information circular dated June 3, 2013, for the annual meeting of shareholders that took place on July 19, 2013. Additional financial information is provided in the Company’s comparative financial statements and Management’s Discussion and Analysis for the years ended January 31, 2014, and January 31, 2013, which are included in the Company's Annual Report.

APPENDIX 1: AUDIT COMMITTEE CHARTER

AUDIT COMMITTEE CHARTER

1.0        MANDATE

The Audit Committee (the “Committee”) is appointed by the Board of Directors (the "Board") of Dominion Diamond Corporation (the “Company”) to:

(a)	assist the Board in fulfilling its financial reporting and risk oversight responsibilities with respect to:

(i)	the integrity and accuracy of the Company's financial statements,

(ii)	the Company's compliance with legal and regulatory requirements,

(iii)	the independent auditor's qualifications and their performance, and

(iv)	the performance of the Company's Risk & Internal Audit function; and

(b)	prepare the report of the Committee required by regulatory authorities to be included in the Company’s management proxy circular;

(c)	oversee the Company’s process for identifying and managing enterprise risks;

(d)	serve as an independent and objective party to monitor and be custodian of the Company’s operational policies; and

(e)	review and appraise the audit activities of the Company’s independent auditors and Risk & Internal Audit function.

2.0        DUTIES AND RESPONSIBILITIES

To fulfill its responsibilities, the Committee shall:

(a)

be directly responsible for the appointment (subject to the rights of the shareholders and applicable law), compensation, retention and oversight of the work of any registered public accounting firm engaged by the Company (including resolution of disagreements between Company management and the independent auditors regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company, and each such registered public accounting firm shall report directly to the Committee;

(b)

at least annually, obtain and review a report by the independent auditors describing: the independent auditors’ internal quality-control procedures; any material issues raised by the most recent internal quality-control review, or peer review, of the public accounting firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the public accounting firm, and any steps taken to deal with any such issues; and (to assess the auditors’ independence) all relationships between the independent auditors and the Company;

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(c)

meet to review and discuss the Company’s annual audited financial statements and quarterly financial statements with management and the independent auditors, including the Company's disclosures under "Management's Discussion and Analysis";

(d)	discuss earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies, before they are released;

(e)	discuss policies with respect to risk assessment and risk management;

(f)	review and assess management’s overall process to identify principal risks that could affect the achievement of the Company’s business plans and to monitor the process to manage such risks;

(g)

be responsible for the determination of whether the Company’s Risk & Internal Audit function should be performed by employees of the Company or outsourced to a third party and if the function is outsourced to a third party, be responsible for the appointment, compensation, retention and oversight of the work of such third party;

(h)	meet separately, periodically, with management, with members of the Company’s Risk & Internal Audit function and with the independent auditors;

(i)	review with the independent auditors any audit problems or difficulties and management's response;

(j)	set clear hiring policies in respect of the hiring of partners, former partners, employees or former employees of the independent auditors;

(k)	engage independent legal counsel and accounting and other advisers, as the Committee determines necessary to carry out its duties, at the expense of the Company;

(l)

establish procedures for (1) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and (2) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters;

(m)	approve in advance all audit services, as well as non-audit services, including tax services, to be rendered by the Company's independent auditors;

(n)	report its activities, conclusions and concerns to the Board regularly;

(o)	conduct, or have conducted, an annual performance evaluation of the Committee;

(p)	oversee and monitor the Company’s compliance with legal and regulatory requirements;

(q)	oversee and monitor the integrity of the Company’s financial reporting process and system of internal controls regarding financial reporting and accounting compliance; and

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(r)	provide an avenue of communication among the independent auditors, management, the Risk & Internal Audit function, and the Board.

3.0        IMPLEMENTATION OF DUTIES AND RESPONSIBILITIES

3.1        Review Procedures

The Committee has the authority to conduct any review or investigation appropriate to fulfilment of its responsibilities. The Committee shall have unrestricted access to personnel and information, and any resources necessary to carry out its responsibility. In this regard, the Committee may direct members of the Risk & Internal Audit function to examine particular areas, processes or matters after the approval of the Chairman and Chief Executive Officer (the “CEO”).

The Committee will review and update the Committee’s charter at least annually, recommend proposed changes, as applicable, to the Nominating & Corporate Governance Committee for review and recommendation for approval to the Board. The Committee shall provide a summary of the Committee’s composition and responsibilities in the Company’s annual information form or other public disclosure documentation.

The Committee will provide a summary of all approvals by the Committee for the provision of audit, audit-related, tax and other services by the independent auditors for inclusion in the Company’s reports filed with the regulatory authorities in Canada and the United States.

3.2        Annual Financial Statements

(a)

Discuss and review with management and the independent auditors the Company’s annual audited financial statements and related documents prior to their filing or distribution. Such review is to include:

(i)

the annual financial statements and related footnotes, including significant issues regarding accounting policies and practices and significant management estimates and judgements, including any significant changes in the Company’s selection or application of accounting principles, any major issues as to the adequacy of the Company's internal controls and any specific steps adopted in light of material control weaknesses;

	(ii)	the independent auditors’ annual audit plan and approval thereof;

	(iii)	the independent auditors’ audit examination of the financial statements and their report thereon;

	(iv)	an evaluation of the audit carried out by the independent auditors against the approved audit plan and a review of any significant changes required in the independent auditors’ audit plan;

(v)

any serious difficulties or disputes with management encountered during the course of the audit, including any restrictions on the scope of the independent auditors’ work or access to required information;

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(vi)	other matters related to the conduct of the audit which are to be communicated to the Committee under generally accepted auditing standards;

(vii)

all alternative disclosures and treatments of financial information (including accounting adjustments) within generally accepted accounting principles that have been discussed with management, and the ramifications of the use of such alternative disclosures and treatments; and

(viii)	other material written communications between the independent auditors and management, such as any management or internal control letter or schedule of unadjusted differences.

(b)	Review and formally recommend for approval by the Board the Company’s:

	(i)	year-end audited financial statements;

	(ii)	annual earnings press releases;

	(iii)	Management’s Discussion and Analysis in respect of the year-end audited financial statements;

	(iv)	financial information contained in the Annual Information Form; and

	(v)	financial information contained in all prospectuses and proxy circulars.

The Committee’s review shall include communications from the independent auditors on the qualitative factors around the selection and application of significant accounting policies upon which the Company’s financial status depends, and which involve the most complex, subjective or significant judgemental decisions or assessments.

3.3        Quarterly Financial Statements

(a)	Review with management and the independent auditors, and:

	(i)	approve, and report to the Board on, the quarterly unaudited financial statements and related documents, including Management’s Discussion and Analysis and interim earnings press releases; and

	(ii)	either approve (such approval to include the authorization for public release) or formally recommend for approval to the Board any significant changes to the Company’s accounting principles.

(b)	Review and discuss quarterly reports from the independent auditors regarding:

	(i)	all critical accounting policies and practices to be used;

(ii)

all alternative disclosures and treatments of financial information within generally accepted accounting principles that have been discussed with management, and the ramifications of the use of such alternative disclosures and treatments; and

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(iii)	other material written communications between the independent auditors and management, such as any management letter or schedule of unadjusted differences.

3.4	Internal Control Environment

	(a)	Ensure that management provides to the Committee an annual report on the Company’s internal control environment as it pertains to the Company’s financial reporting process and controls.

	(b)	Review and discuss significant financial risks or exposures and assess the steps management has taken to monitor, control, report on and mitigate such risks to the Company.

	(c)	Review and discuss reliance placed on and the relationship between the Company and the finance group at the Diavik Diamond Mine, including a review of the Diavik enterprise risk assessment.

	(d)	Review the effectiveness of the overall process for identifying the principal risks affecting the achievement of the Company’s business plans and provide the Committee’s view to the Board.

	(e)	Review significant findings prepared by the independent auditors and the Risk & Internal Audit function, together with management’s responses.

(f)

Review, in consultation with the Risk & Internal Audit function and the independent auditors, the degree of coordination in the audit plans of the Risk & Internal Audit function and the independent auditors, and enquire as to the extent the planned scope can be relied upon to detect weaknesses in internal controls, fraud, or other illegal acts. The Committee will assess the coordination of audit efforts for completeness of coverage and the effective use of audit resources. Any significant recommendations made by the independent auditors and/or the Risk & Internal Audit function for the strengthening of internal controls shall be reviewed and discussed with management.

3.5	Other Review Items

(a)

Review policies and procedures with respect to officers’ and directors’ expense accounts and perquisites, including their use of corporate assets, and consider the results of any review of these areas by the Risk & Internal Audit function or the independent auditors.

(b)

Review any proposed transactions between the Company or one of its subsidiaries or affiliates with any officer, director or other related party (including any significant shareholder) or any entity in which any of the foregoing persons has a financial interest and any potential conflicts of interest resulting therefrom.

(c)

Review with the Corporate Secretary, as required, and the head of the Risk & Internal Audit function, the result of the review of the Company’s compliance with each of the Company’s Code of Ethics and Business Conduct and applicable legal requirements.

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(d)

Review legal and regulatory matters, including correspondence with regulators and governmental agencies that may have a material impact on the interim or annual financial statements, related corporate compliance policies, and programs and reports received from regulators or governmental agencies.

(e)

Review policies and practices with respect to off-balance sheet transactions and trading and hedging activities, and consider the results of any review of these areas by the Risk & Internal Audit function or the independent auditors, if specifically requested to so review.

(f)

Review with the CEO and the Chief Financial Officer of the Company and the independent auditors: (i) all significant deficiencies identified and material weaknesses in the design or operation of the Company’s internal controls and procedures for financial reporting which could adversely affect the Company’s ability to record, process, summarize and report financial information required to be disclosed by the Company in the reports that it files or submits under the United States Securities Exchange Act of 1934, as amended, the Securities Act (Ontario), and any other laws or regulations within the required time periods; and (ii) any fraud, whether or not material, that involves management of the Company or other employees who have a significant role in the Company’s internal controls and procedures for financial reporting.

3.6	Independent Auditors

(a)

Meet on a regular basis with the independent auditors (without management present) and have the independent auditors be available to attend Committee meetings or portions thereof at the request of the Chairman of the Committee or by a majority of the members of the Committee.

(b)

Review and discuss with the independent auditors all significant relationships that the independent auditors and their affiliates have with the Company and its affiliates in order to determine the independent auditors’ independence, including, without limitation, (i) receiving and reviewing, as a part of the review described in the foregoing, a formal written statement from the independent auditors delineating all relationships that may reasonably be thought to bear on the independence of the independent auditors with respect to the Company and its affiliates, (ii) discussing with the independent auditors any disclosed relationships or services that the independent auditors believe may affect their objectivity and independence, and (iii) recommending that the Board take appropriate action in response to the independent auditors’ report to satisfy itself of the auditors’ independence.

	(c)	Review and evaluate:

(i)

the independent auditors’ and the team of the lead partner of the independent auditors' performance, and make a recommendation to the Board regarding the reappointment of the independent auditors at the annual meeting of the Company’s shareholders or regarding the discharge of such independent auditors;

		(ii)	the terms of engagement of the independent auditors, together with their proposed fees and actual fees;

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(iii)	independent audit plans and results;

(iv)	any other related audit engagement matters; and

(v)	the engagement of the independent auditors to perform non-audit services, together with the fees therefor, and the impact thereof, on the independence of the auditors.

(d)

Upon reviewing and discussing the information provided to the Committee in accordance with paragraphs (b) and (c), evaluate the independent auditors’ qualifications, performance and independence, and whether the provision of permitted non-audit services is compatible with maintaining auditor independence, taking into account the opinions of management and the head of the Risk & Internal Audit function. The Committee shall present its conclusions with respect to the independent auditors to the Board.

(e)

Ensure the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law. Consider whether, in order to assure continuing independent auditor independence, it is appropriate to adopt a policy of rotating the independent auditing firm on a regular basis.

(f)

Consider with management and the independent auditors the rationale for employing audit firms other than the principal independent auditors, including a review of management consulting services and related fees provided by the independent auditors compared to those of other audit firms.

3.7	Internal Audit and Legal Compliance

	(a)	Meet with the head of the Risk & Internal Audit function as required, but in any event at least quarterly.

(b)

Review, consider and provide a recommendation in respect of the appointment, replacement, reassignment, or dismissal of the head of the Risk & Internal Audit function or of the third party to whom the Risk & Internal Audit function has been outsourced.

	(c)	Where the Risk & Internal Audit function is outsourced to a third party, review and evaluate the terms of engagement of such third party, together with their proposed fees and actual fees.

	(d)	Confirm and assure, annually, the independence of the Risk & Internal Audit function.

	(e)	Consider and review with management, the independent auditors as appropriate, and the head of the Risk & Internal Audit function:

(i) the Risk & Internal Audit function’s annual audit plan;

(ii) significant findings during the year and management’s responses and follow-up thereto;

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(iii)	any difficulties encountered in the course of the audits performed by the Risk & Internal Audit function, including any restrictions on the scope of their work or access to required information;

(iv)	any changes required in the planned scope of the annual audit plan of the Risk & Internal Audit function;

(v)	the resources, budget, reporting relationships and planned activities of the Risk & Internal Audit function;

(vi)	the Risk & Internal Audit function charter and approve such charter; and

(vii)	the Risk & Internal Audit function’s compliance with the IIA’s Standards for the Professional Practice of Internal Auditing (Standards).

3.8	Approval of Audit and Non-Audit Services

(a)

Review all, and, where appropriate and permitted, approve proposed non-audit services (including the fees and terms thereof) in advance of the provision of those services by the independent auditors (subject to the de minimus exception for non-audit services prescribed in applicable legislation which are approved by the Committee prior to the completion of the audit).

	(b)	Review all, and, where appropriate and permitted, approve proposed audit services (including the fees and terms thereof) in advance of the provision of those services by the independent auditors.

(c)

If the pre-approvals contemplated in paragraphs (a) and (b) are not obtained, approve, where appropriate and permitted, the provision of audit and non-audit services for which prior approval was not obtained promptly after the Committee, or a member of the Committee to whom authority has been delegated, becomes aware of the provision of those services. If the provision of any audit or non-audit services for which prior approval was not obtained has commenced and the approval of such audit or non-audit services is determined by the Committee, or a member of the Committee to whom authority has been delegated, not to be appropriate or permitted, the Committee will direct or cause the provision of such services to cease immediately.

(d)

Delegate, if the Committee deems necessary or desirable, to subcommittees consisting of one or more members of the Committee, the authority to grant the pre-approvals and approvals described in paragraphs (a) and (b). The decision of any such subcommittee to grant pre-approval shall be presented to the full Committee at the next scheduled Committee meeting.

3.9	Other Matters

	(a)	Review, consider and provide a recommendation to the Board in respect of the appointment, replacement, reassignment, or dismissal of the Chief Financial Officer.

	(b)	Review, approve and report to the Board on banking authorities for the Company’s and its subsidiaries’ bank accounts.

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(c)	Review, approve and report to the Board on internal controls at the Company’s subsidiaries.

(d)	Report Committee actions to the Board with such recommendations as the Committee may deem appropriate.

(e)

Determine the appropriate levels of compensation to be paid by the Company to the independent auditors for the purpose of rendering or issuing an audit report or performing other audit, review or attest services for the Company and to any advisors engaged by the Committee.

(f)	Determine the appropriate levels of compensation to be paid by the Company to a third party to whom the Risk & Internal Audit function has been outsourced.

(g)	Perform such other functions as required by law, the Company’s constating documents or bylaws, or the Board.

(h)	Consider any other matters referred to it by the Board.

4.0        OPERATION OF COMMITTEE

4.1        Reporting

The Committee shall report to the Board following each Committee meeting.

4.2        Composition of Committee

The Committee shall consist of not less than three directors as determined by the Board, all of whom are free from any relationship that would interfere with the exercise of his or her independent judgement and shall qualify as independent directors in accordance with the Securities Act of 1934 as amended by the Sarbanes-Oxley Act of 2002 and any other regulatory requirements and shall have been affirmatively determined by the Board to be an “independent director” under the New York Stock Exchange Corporate Governance Guidelines and other applicable laws.

All members of the Committee shall have the “financial literacy” to be able to read and understand the Company’s financial statements and to understand the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements. At least one member shall have acquired, through: (i) education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions; (ii) experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions; (iii) experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or (iv) other relevant experience, the following abilities:

(a)	An understanding of generally accepted accounting principles and financial statements;
(b)	The ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;
(c)	Experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally

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comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company's financial statements, or experience actively supervising one or more persons engaged in such activities;

(d)	An understanding of internal controls and procedures for financial reporting; and
(e)	An understanding of audit committee functions.

Committee members shall not simultaneously serve on the audit committees of more than two other public companies, unless the Board first determines that such simultaneous service will not impair the ability of the relevant members to effectively serve on the Committee, and required public disclosure is made.

4.3        Appointment of Committee Members

Members of the Committee shall be appointed at a meeting of the Board, typically held immediately after the annual shareholders’ meeting, provided that any member may be removed or replaced at any time by the Board and shall in any event cease to be a member of the Committee upon ceasing to be a member of the Board.

4.4        Vacancies

Where a vacancy occurs at any time in the membership of the Committee, it may be filled by the Board.

4.5        Chairman

The Nominating & Corporate Governance Committee will recommend an independent and financially literate director as Chairman of the Committee to the Board for approval. The Chairman of the Committee shall be appointed by the Board. If the Chairman of the Committee is not present at any meeting of the Committee, one of the other members of the Committee present at the meeting shall be chosen by the Committee to preside.

The Chairman presiding at any meeting shall not have a casting vote.

4.6        Secretary

The Committee shall appoint a Secretary who need not be a member of the Committee or a director of the Company. The Secretary shall keep minutes of the meetings of the Committee.

4.7        Compensation

Committee members may not, other than in their respective capacities as members of the Committee, the Board or any other committee of the Board, accept any consulting, advisory or other compensatory fee from the Company or its affiliates. For greater certainty, director’s fees are the only compensation a Committee member may receive from the Company or its affiliates.

4.8        Committee Meetings

The Committee shall meet at least quarterly at the call of the Chairman. The Chairman of the Committee may call additional meetings as required. In addition, a meeting may be called by any director or by the independent auditors.

Committee meetings may be held in person, by video-conference, by telephone or by any combination of any of the foregoing.

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4.9        Notice of Meeting

Notice of the time and place of every meeting may be given orally, in writing, by facsimile or by electronic communication to each member of the Committee and to independent auditors at least 48 hours prior to the time fixed for such meeting.

A member of the Committee and the independent auditors may, in any manner, waive notice of the meeting. Attendance of a member at the meeting shall constitute waiver of notice of the meeting, except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting was not lawfully called.

4.10      Quorum

A majority of Committee members, present in person, by video-conference, by telephone or by a combination thereof, shall constitute a quorum.

4.11      Attendance at Meetings

The CEO and the Chief Financial Officer, as required, and the head of the Risk & Internal Audit function are expected to be available to attend meetings, but a portion of every meeting will be reserved for in-camera discussion without members of management being present.

The Committee should meet, on a regular basis and without management present, with the head of Risk & Internal Audit function, the independent auditors, and management in separate executive sessions to discuss any matters that the Committee or these groups believe should be discussed privately with the Committee.

The Committee may by specific invitation have other resource persons in attendance.

The Committee shall have the right to determine who shall and who shall not be present at any time during a meeting of the Committee.

4.12      Minutes

Minutes of Committee meetings shall be sent to all Committee members and to the independent auditors after each meeting.

APPROVED by the Board of Directors of Dominion Diamond Corporation on the 16th day of January, 2014.

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APPENDIX 2: GLOSSARY OF TERMS USED FREQUENTLY IN THIS DOCUMENT

berm - an embankment of crushed and screened rock fill.

carat - unit used to measure gemstones, equal to 200 milligrams or 0.2 grams. For smaller gems, 100 points is equal to one carat.

core - the long cylindrical piece of rock, about an inch in diameter, brought to surface by diamond drilling.

CPT - carats per tonne.

diamantaire - a professional diamond trader or manufacturer active in the diamond business.

diamondiferous - containing diamonds.

diamonds - a crystallized variety of pure carbon that may be of gem quality.

dike - a temporary structure used to retain or restrict water flow.

dilution - the effect of waste or low-grade ore being included unavoidably in the mine ore, lowering the recovered grade.

grade - number of carats (or other unit of weight) in a physical unit of ore, usually expressed in carats per tonne.

Cut-off grade - is the minimum grade at which a tonne of rock can be processed on an economic basis.

Recovered grade - is actual grade realized by the metallurgical process and treatment or ore, based on actual experience or laboratory testing.

kimberlite - A volatile-rich, potassic, ultrabasic rock which varies in mineralogical composition and texture. Kimberlite magmas originate at great depth in the earth’s mantle and as they ascend rapidly to the surface they are often emplaced in vertical, carrot-shaped bodies known as pipes or thin (1-3 metres wide) tabular bodies known as dikes. Kimberlite deposits may or may not contain diamonds.

mineral reserves:

- mineral reserve: The economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined.

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- proven mineral reserve: The part of a deposit which is being mined, or which is being developed and for which there is a detailed mining plan, the estimated quantity and grade or quality of that part of a measured mineral resource for which the size, configuration and grade or quality and distribution of values are so well established, and for which economic viability has been demonstrated by adequate information on engineering, operating, economic and other relevant factors, that there is the highest degree of confidence in the estimate.

- probable mineral reserve: The estimated quantity and grade or quality of that part of an indicated mineral resource for which economic viability has been demonstrated by adequate information on engineering, operating, economic and other relevant factors, at a confidence level which would serve as a basis for decisions on major expenditures.

mineral resources:

- mineral resource: A concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

- measured mineral resources: A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

- indicated mineral resources: An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and test information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

MT - million tonnes.

open pit - a mine that is entirely on surface. Also referred to as an open-cut or open-cast mine.

pipe - see “kimberlite” above.

polished diamonds - rough stones that have been cut and polished for retail trade.

qualified person - is an individual who:

(a) is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation, or mineral project assessment, or any combination of these; (b) has experience relevant to the subject matter of the mineral project, and the technical report; and (c) is a member in good standing of a professional association as defined by National Instrument 43-101 of the Canadian Securities Administrators.

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reclamation - the restoration of a site after mining or exploration activity is completed.

recovery - a term used in process metallurgy to indicate the proportion of valuable material obtained in the processing of an ore. It is generally stated as a percentage of valuable metal in the ore that is recovered compared to the total valuable metal present in the ore.

rough diamonds - untreated stones in run-of-mine form, which have been boiled and cleaned.

sample - a small portion of rock or a mineral deposit, taken so that the metal content can be determined by assaying.

till - a glacial, surficial deposit composed of unsorted clay, sand and matrix-supported rock fragments.

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